 SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 August 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

 EXHIBIT INDEX
99.1	Half-year Financial Report dated 11 August 2026

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2026
11 August 2026
Strong performance with operating profit from reportable segments1 +10% and Adjusted EPS1 +13%;
record development activity, with openings and signings both up +8% on an organic basis;
on track to return $1.2bn+ to shareholders; compelling long-term growth drivers

6 months ended 30 June	2026	2025	% change	Underlying1 % change
Results from reportable segments1:
Revenue1	$1,255m	$1,175m	+7%	+6%
Revenue from fee business1	$971m	$908m	+7%	+6%
Operating profit1	$665m	$604m	+10%	+10%
Fee margin1	65.9%	64.7%	+1.2%pts
Adjusted EPS1	274.7¢	242.5¢	+13%
IFRS results:
Total revenue	$2,659m	$2,519m	+6%
Operating profit	$671m	$623m	+8%
Basic EPS	283.3¢	300.1¢	(6)%
Interim dividend per share	64.5¢	58.6¢	+10%
Net debt1	$3,663m	$3,361m	+9%
1.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
Trading and revenue
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H1 Global RevPAR1 +4.1%, with Americas +4.8%, EMEAA +3.0% and Greater China +3.1%
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Average daily rate +2.5%, occupancy +1.0%pts
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Total gross revenue1 $18.2bn, +7% at constant currency
System size and pipeline
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Gross system growth +6.5% YOY and net system growth of +5.0% YOY
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Opened 31.5k rooms (197 hotels), a record level, and up +8% YOY when excluding the Ruby brand acquisition in 2025
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Global estate of 1,049k rooms (7,109 hotels)
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Signed 49.2k rooms (352 hotels), also up +8% YOY on an organic basis
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Global pipeline of 348k rooms (2,385 hotels), up +3% YOY, and represents 33% of current system size
Margin and profit
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Fee margin1 65.9%, up +1.2%pts, with fee business revenue1 growth of +7% exceeding cost growth of +4%
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Operating profit from reportable segments1 of $665m, up +10%, after the impact of $5m insurance-related expense on a fire-damaged leased hotel, and $6m net benefit from the YOY movement in average currency rates
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IFRS operating profit of $671m includes System Fund and reimbursables $9m profit (2025: $31m profit) and $3m exceptional costs (2025: $12m)
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Adjusted EPS1 of 274.7¢, up +13%, includes adjusted interest expense1 of $106m (2025: $91m), an adjusted tax1 rate of 26% (2025: 26%) and a 4.0% reduction in the basic weighted average number of ordinary shares
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IFRS basic EPS includes foreign exchange losses of $7m (2025: gains of $79m) predominantly due to translation of intra-group monetary assets and liabilities held between subsidiaries with differing functional currencies
Cash flow and net debt
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Net cash from operating activities of $355m (2025: $312m) and adjusted free cash flow1 of $360m (2025: $302m), driven by the increase in profit
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Net debt1 increase of $330m since the start of the year, driven by $564m related to shareholder returns through dividend payments and share buybacks; $11m foreign exchange net favourable impact on net debt
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Trailing 12-month Adjusted EBITDA1 of $1,392m, +11% YOY; net debt:adjusted EBITDA ratio of 2.63x
Shareholder returns
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$950m share buyback programme for 2026, 42% completed as at 30 June; interim dividend +10% to 64.5¢
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On track to return $1.2bn+ to shareholders in 2026, equivalent to 5.8% of market capitalisation at start of year

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

“Our diverse global footprint and better-than-expected demand in most markets around the world delivered strong RevPAR growth of +4.1% in the first six months of 2026. Trading in the US accelerated in the second quarter, growth in Greater China continued and a good performance elsewhere in our EMEAA region helped offset challenges in the Middle East. This robust revenue growth, combined with an acceleration in net system growth, an efficient cost base driving further margin expansion and the ongoing return of surplus capital to shareholders, delivered adjusted EPS growth of +13%.

We had record levels of development activity with almost 200 hotel openings in the first half. This drove net system growth of 5% and expanded our global estate to 7,100 hotels. Our pipeline grew to 2,400 hotels with increases in all three regions and 352 signings in total – almost two a day – representing +8% growth year-on-year.

Thanks to the hard work of our teams, we’re making excellent progress on growing our brands, expanding in key geographic markets, developing our leading technology and enterprise platform, and driving ancillary fee streams. While there are ongoing impacts from the Middle East conflict, including some wider disruption to international travel flows, we continue to expect these to be fully offset by growth in demand elsewhere. This demonstrates the strength of IHG’s business model which is strategically diversified and resilient, with our ability to capture demand across geographies, chainscales and the different stay occasions of business, leisure and groups travel, as well as being heavily weighted to domestic and intra-regional travel.

We remain on track to meet full year consensus profit and earnings expectations. We are also confident in the successful delivery of our growth algorithm, which is driven by the strength of IHG’s enterprise platform and our ability to further capitalise on our scale, leading positions and the attractive long-term demand drivers for our markets.”

For further information, please contact:
Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Presentation for analysts and institutional shareholders:
A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will be available from 7:00am (London time) today, 11 August 2026, at www.ihgplc.com/en/investors/results-and-presentations. This same website link also provides access to the full release and supplementary information pack covering RevPAR, system size and pipeline data.

A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via www.ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to register at the IHG Hotels & Resorts Half Year 2026 Results Live Q&A Registration Page (https://registrations.events/direct/LON6705197). Dial-in details for the Q&A are provided when you register and will appear in the calendar invite sent to you following registration.

An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares, ISIN: GB00BHJYC057; NYSE:IHG for ADRs, ISIN: US45857P8068) is a global hospitality company, with a purpose to provide True Hospitality for Good.
With a family of 21 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 7,100 hotels in over 100 countries, and a development pipeline of a further 2,400 properties.
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Luxury & Lifestyle: Six Senses, Regent, InterContinental, Vignette Collection, Kimpton, Hotel Indigo
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Premium: Noted Collection, voco, Ruby, HUALUXE, Crowne Plaza, EVEN
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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner, avid
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Summary of recent trading and outlook

Key trends by region, chainscale and stay occasion
Reflecting the breadth of our global footprint, RevPAR grew +4.1% in H1 2026 (Q1 +4.4%, Q2 +3.5%).

In the Americas, H1 RevPAR grew +4.8% (Q1 +3.6%, Q2 +5.4%), with rate +3.3% and occupancy +1.0%pts. US RevPAR grew by +4.5% in H1, with growth of +3.4% in Q1 accelerating to +5.2% in Q2. This uptick reflected supportive trading conditions across all demand drivers as a result of a stronger US economy, as well as comparatives that became easier in Q2. From mid-June, there was also the benefit of strong growth in the FIFA World Cup match locations, which is estimated to have added approximately 1.0%pts to the Americas region RevPAR growth for Q2; there was some further benefit in July, which is expected to benefit Q3 to a lesser degree. It is estimated that the event will contribute approximately 0.4%pts to Americas RevPAR growth for the full year 2026. Rooms revenue for the region on a comparable hotel basis in H1 was strongest for Groups bookings which were up +10% YOY, with Leisure +4% and Business +3%. There was also RevPAR growth in every brand both in Q2 and H1 overall.

For EMEAA, H1 RevPAR grew +3.0%, with rate +1.8% and occupancy +0.8%pts. Strong RevPAR growth of +5.6% in Q1 was followed by +0.6% in Q2, reflecting the impact of the conflict in the Middle East. This sub-region, which represents 19% of EMEAA’s system size but just 5% of IHG globally, declined -2% in Q1 then -19% in Q2. The rest of the EMEAA region experienced RevPAR growth of +7% in Q1 and +4% growth in Q2. The growth in Q2 included +3.1% in the UK, +2.3% in Continental Europe and +6.0% in East Asia & Pacific.

In Greater China, H1 RevPAR grew +3.1%, with rate +1.0% and occupancy +1.1%pts. Q1 RevPAR was particularly strong at +5.7%, supported by excellent Leisure demand over the Chinese New Year festive period. This was followed by Q2 growth of +0.8%, which included an impact from public holiday timings. For H1 overall, RevPAR grew +4% in Tier 1 cities, Tier 2-3 cities were slightly down, and Tier 4 cities were up +8% driven by resort locations. There was also notably strong growth in Taiwan and Hong Kong.

Global RevPAR growth of +4.1% in H1 included increases in every brand, 3-4% growth for each of the Midscale, Upper Midscale and Upscale chainscales, with our brands in the Upper Upscale and Luxury chainscales growing the strongest.

The desire for travel and experiences drove growth in all three guest stay occasion categories. H1 global rooms revenue on a comparable hotels basis was led by Groups at +6% YOY (+4% rate, +2% room nights), followed by Leisure +3% (+2% rate, +1% room nights), and then Business +2% (rate +2%, room nights flat).

Outlook: attractive long-term structural growth drivers for both demand and supply
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Hotel industry revenue has outpaced global economic growth in 19 out of 26 years between 2000 and 2025, with a CAGR of +4.2% (versus +2.9% CAGR for GDP).
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The World Travel and Tourism Council (WTTC) expects the industry to add $12tn to global GDP in 2026, accounting for 10% of total output, a +3.2% growth on 2025 and ahead of wider global economic expansion.
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Whilst in some countries geopolitical risk and the economic outlook present shorter-term uncertainties, overall conditions for the global industry remain positive for continued long-term growth, supported by stable employment markets and robust levels of business activity and economic growth. Research continues to point to consumers prioritising spend on travel and experiences, and business surveys indicate expectations for ongoing growth in corporate travel budgets.
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For 2026 global economic output growth of +3% is still expected on top of +3.5% last year, according to the latest update of the IMF’s World Economic Outlook. Meanwhile, forecasts for global air passenger travel have recently increased, with Oxford Economics now expecting growth of +4.3%, up from a +3.6% forecast in March.
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Global hotel room nights consumed have grown at a CAGR of +2.7% over the decade to 2025 according to Oxford Economics, with a forecast CAGR of +3.6% through to 2035. The US market is expected to increase by a +2.4% CAGR from 2.2 billion to 2.8 billion room nights over the next decade, and China to be faster at a +4.0% CAGR, with the rest of world (excluding both the US and China) also forecast to grow at a CAGR of +3.8%.
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Global hotel room net new supply grew at a CAGR of +2.3% over the decade to 2025, and was +1.0% in the US, according to STR. Their latest forecasts for US industry net supply growth are +0.4% in 2026 and +0.8% in 2027, with growth rates increasing to around +1% in the subsequent three years. Industry net new supply growth is forecast to be stronger in many emerging markets and high economic growth countries within our EMEAA region and in Greater China.
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Over the long term, and in addition to the industry’s RevPAR growth, further new hotel supply will still be needed to satisfy the demands of growing populations and rising middle classes, to drive business and commerce, and to meet the inherent desire for people to travel, connect in person and seek out new experiences.
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Global leading hotel brands are expected to continue their long-term trend of taking market share. In periods when developers are adding less new supply, RevPAR growth from existing room inventory is expected to be stronger, as are conversion opportunities, which IHG has proven highly successful at capturing.

Summary of system size and pipeline progress

Openings and signings to date in 2026 reflect the strength of IHG’s brand portfolio and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:
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Global system of 1,049k rooms (7,109 hotels) at 30 June 2026, weighted 65% across midscale segments and 35% across upscale and luxury
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Gross system growth +6.5% YOY, with a record 31.5k rooms opened across 197 hotels in H1 2026; openings increased +8% YOY excluding additions from the Ruby brand acquisition (0.6k in H1 2026, 2.7k rooms in H1 2025); 16.6k rooms (114 hotels) opened in Q2
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Removal of 8.9k rooms (51 hotels) in H1 2026, representing a removal rate of 1.5% over the last 12 months, a rate which has trended back down to the anticipated underlying rate of ~1.5% on average over the medium to long term
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Net system growth of +5.0% YOY
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Signed 49.2k rooms (352 hotels) in H1 2026 an increase of +8% YOY excluding Ruby (5.7k rooms in H1 2025); 27.8k rooms (189 hotels) signed in Q2
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Signings mix drives pipeline to a weighting of 52% across midscale segments and 48% across upscale and luxury, which over the coming years will continue to drive a more balanced system mix and fee stream
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Conversions represented 43% of openings in H1 2026 and 49% of signings
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Global pipeline of 348k rooms (2,385 hotels), representing 33% of current system size and growth of +3% YOY
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Around 50% of the global pipeline is under construction

System and pipeline summary of movements in H1 2026 and closing positions (rooms):
	System						Pipeline
	Openings	Removals	Net	Total	YOY%	YTD%	Signings	Total

Global	31,500	(8,946)	22,554	1,048,731	+5.0%	+2.2%	49,196	347,691
Americas	8,048	(5,822)	2,226	531,420	+1.8%	+0.4%	12,533	107,382
EMEAA	8,229	(2,006)	6,223	293,825	+6.3%	+2.2%	19,522	124,470
Greater China	15,223	(1,118)	14,105	223,486	+11.7%	+6.7%	17,141	115,839
The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

CHIEF EXECUTIVE'S REVIEW

IHG's strategic priorities

Our purpose of True Hospitality for Good is at the heart of our brands and culture, and our focus is on what is central to our customers: being the hotel company of choice for guests and owners. Our strategic priorities are to deliver:
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Relentless Focus on Growth: a targeted approach to expanding our brands in high-value and growth markets
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Brands Guests and Owners Love: our explicit intention to deliver for both groups, every time
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Leading Commercial Engine: investment in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams
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Care for our People, Communities and Planet: a focus aligned to our 2030 Journey to Tomorrow plan

These strategic pillars allow us to build on prior investments in our brand portfolio, IHG One Rewards and the wider enterprise, and will drive IHG towards realising its full potential in a sustainable and responsible way. Over the long term, with disciplined execution, our strategy creates value for all our stakeholders by delivering growth in profits and cash flows, which can be reinvested in our business and returned to shareholders, reflecting how IHG delivers on our growth algorithm and investment case.

In 2026, we are making significant further progress on these priorities, including:
1.
Growing our brands
2.
Expanding in key geographic markets
3.
Developing our leading technology and enterprise platform
4.
Driving ancillary fee streams
5.
Delivering increased dividends and returning surplus capital to our shareholders

Each of these are summarised below. Together, these have driven further progress in H1 2026 on our growth algorithm, which we first set out in 2024 as central to delivering value creation over the medium to long term.

Delivering value creation over the medium to long term
IHG’s growth algorithm:
Building on our strong track record of driving growth and shareholder returns, in 2024 IHG set out a clear framework for value creation over the medium to long term:
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high-single digit percentage growth in fee revenue annually on average over the medium to long term, driven largely by the combination of RevPAR growth and net system growth;
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100-150bps expansion in fee margin annually on average over the medium to long term, driven largely by operational leverage;
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~100% conversion of adjusted earnings into adjusted free cash flow, on average over the medium to long term;
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sustainably growing the ordinary dividend;
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returning additional capital to shareholders, such as through regular share buyback programmes, further enhancing EPS growth; and
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the opportunity for compound growth in adjusted EPS of +12-15% annually on average over the medium to long term, driven by the combination of the above and including the assumption of ongoing share buybacks.

IHG’s total fee revenue growth is largely driven by the combination of RevPAR and net system growth. We expect positive operational leverage as fee revenues are anticipated to grow faster than the increase in our cost base. Additional drivers of this include structural shifts over time such as a growing proportion of franchising and increasing scale efficiencies in EMEAA and Greater China.

In addition to fee margin progress from operational leverage, IHG actively develops further opportunities to drive fee margin over the longer term. These include cost base efficiency and effectiveness initiatives, and the expansion of ancillary fee streams including growth from loyalty point sales, co-brand cards and branded residences.

Summary of progress on our growth algorithm in the first half of 2026:
IHG made strong progress on all components of our growth algorithm:
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+7% growth in fee revenue1;
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+120bps expansion in fee margin1;
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>100% conversion of adjusted earnings1 into adjusted free cash flow1 on a trailing 12-month basis;
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+10% growth in the ordinary dividend, a growth rate consistent with that delivered for each of the last four years;
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42% progressed through 2026’s $950m share buyback programme to return additional capital to shareholders; and
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+13% growth in adjusted EPS1 through the combination of the above.

The +120bps of fee margin1 expansion was driven by operational leverage, with +7% growth in fee business revenue1 achieved on a 4% YOY increase in the fee business cost base. Historically over the longer term, IHG has a strong track record of containing annual fee business costs to a low single digit percentage average annual increase, and we expect to continue this in the future. For the full year of 2026, the fee business cost base is still anticipated to increase within the range of 1-3%.

In the prior two years, additional fee margin1 expansion has come from changes in arrangements leading to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). These changes in arrangements for these two fee streams achieved the anticipated incremental step-ups within IHG's results from reportable segments in 2024 and 2025, with growth in fees and fee margin1 therefore normalised coming into 2026. From this year onwards, the further growth that is anticipated from these fee streams therefore contributes to the 100-150bps expansion in fee margin annually on average over the medium to long term.

The combination of the fee revenue growth and fee margin1 expansion drove a +10% increase in operating profit from reportable segments to $665m for the first half of 2026. Adjusted interest expense1 of $106m rose +16% on the first half of last year, driven largely by the effect of returning capital to shareholders; our expected range for adjusted interest expense1 for 2026 has narrowed to $230-240m. Our adjusted tax1 rate was 26% in the first half of the year, which was broadly level with the comparable period last year, and a rate around 26-27% continues to be anticipated for the near term based on current legislation. Our buyback programmes led to a further 4.0% reduction year-on-year in the basic weighted average number of ordinary shares, which additionally enhances EPS growth. The combined effect of our growth algorithm drivers was therefore an increase in adjusted EPS of +13%.

The Board is confident of a continued delivery of further value creation over the medium to long term, consistent with our growth algorithm.

1.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Strategic and operational highlights to date in 2026

1. Growing our brands

As part of our relentless focus on growth, we look to grow the reach of our overall brand portfolio as well as each of our individual brands, supported by our masterbrand, loyalty programme and wider enterprise. We have expanded from 10 brands at the start of 2015 to 21 brands in 2026 and delivered growth across the entire portfolio. The 11 newer brands now account for 11% of current system size and 23% of the pipeline reflecting rapid growth from here, while the 10 brands that have been in IHG’s portfolio for longer still have a current pipeline that represents strong future growth of 29% on their existing system size. Successful brand growth and awareness is inherently linked to strong commercial performance and achieving attractive returns on investment for our hotel owners, all resulting in IHG driving sustainable growth in our system size and fees. Key developments and highlights to date in 2026 included:

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Acquired brands growing very strongly. Ruby, the premium urban lifestyle brand acquired in February 2025, has already grown from 30 open and pipeline hotels at the time of acquisition to 42 today. The first two signings in the US will take the brand to New York and Chicago, and with Ruby’s premium urban micro format and franchise-friendly model delivering attractive owner economics, we see excellent opportunities to further expand Ruby’s strong European base to elsewhere in the Americas and Asia. Just over a decade on from IHG’s first brand acquisition, Kimpton, this brand has gone from 78 open and pipeline hotels to double that at 159 currently, which will take its presence to more than 25 countries. When the first 51% of the Regent brand was acquired in 2018 there were 9 open and pipeline hotels, and today there are 25, and we completed the next pre-agreed step to acquire the remaining stake in the brand in recent months. Six Senses at the time of acquisition in 2019 had 16 open and 18 pipeline hotels, and today IHG has already significantly expanded these to 27 open hotels and a pipeline of 33 more. In March, Six Senses London opened, a further global flagship property as the brand develops its upper luxury presence in leading urban leisure locations as well as resort destinations, with numerous further iconic openings scheduled over the coming years.

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Organically created brands expanding at pace. In recent years, four of the newer brands added to IHG’s portfolio have been created to target more hotels joining our system as conversion or collection brands. Our versatile premium conversion brand, voco, now stands at 148 open hotels across more than 35 countries since launching in 2018, with a further 122 pipeline properties. Our Luxury & Lifestyle brand, Vignette Collection, continues to track ahead of its goal to reach 100 hotels in a decade, with 38 open since launching in 2021 and 46 in the pipeline. Our midscale conversion brand, Garner, has reached 222 open and pipeline hotels across 17 countries in less than three years since launch, making it IHG’s fastest-ever scaling of a brand globally. To further capitalise on guest and owner demand in the large and fast-growing premium segment, IHG launched Noted Collection in February, with the first three signings already achieved. Addressing other customer segments, avid, our midscale new-build brand which first opened in 2018, now has 87 open hotels and 118 more in its pipeline. Whilst Atwell, created to expand IHG’s presence in studio suites and related stay occasions, has reached 11 openings with a further 61 pipeline properties.

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Powering ahead with our established brands. InterContinental, Hotel Indigo, HUALUXE, Crowne Plaza, EVEN, Holiday Inn, Holiday Inn Express, Staybridge Suites and Candlewood Suites each have pipelines representing at least 20% of current system size. Across these brands, we signed more than 200 hotels in the first half of 2026, ahead of last year. We continuously invest in new formats to deliver outperformance in key guest metrics and further increase owner returns. For example, our world-leading Holiday Inn Express brand, which recently exceeded 3,300 open hotels and has nearly 700 more in the pipeline, continues to benefit from new openings across EMEAA in its Gen 5 design, which introduces even more flexible and experiential environments, including the EXPRESS Café & Bar. Hotel Indigo, now with 198 open hotels and another 134 in its pipeline, is benefiting from the brand’s recently launched Design Studio service, which helps to lower build and conversion costs and accelerates the time it takes to open.

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Continuing to accelerate quicker-to-market conversions. Our four conversion-focused brands – voco, Garner, Vignette Collection and Noted Collection – represented around one-third of conversion signings in the first half of 2026, with the remaining two-thirds of conversion signings across our other brands. Conversion signings are frequently for portfolios of hotels and often multi-brand – an example includes 11 hotels across Germany, Belgium and France currently trading as PentaHotels, which will be converted to our Holiday Inn, voco and Garner brands. Three other multi-brand portfolio deals were signed in Vietnam, India and Japan during H1. Owners are drawn to the strength of IHG's enterprise, the high contribution of IHG One Rewards members to their hotels, our AI-powered revenue management, and IHG's leading marketing and distribution.

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IHG selection for US Air Force lodging a further reflection of the strength of our brands and overall enterprise. In May 2026, IHG and our partner Centinel Public Partnerships LLC (Centinel) were selected by the Department of the Air Force (DAF) as its commercial partner for on-base lodging. IHG and Centinel have already worked together since 2009 to provide equivalent services through the Privatization of Army Lodging (PAL) programme, covering a portfolio of 70+ hotels and 12,000+ rooms across 40 army installations. Finalising the new 50-year agreement with DAF is in progress and operational transfer of the hotels into IHG's system will begin later in 2027. This is expected to initially include hotels on 23 Air Force installations across the US and its territories.

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Growing in every chainscale from Midscale to Upper Luxury. Our more recent brand additions in Midscale of avid and Garner, together with Candlewood Suites in the same chainscale, currently represent 6% of system size and 10% of our pipeline. Upper Midscale, driven by the Holiday Inn Brand Family, is 60% of system size and 43% of pipeline. Our brands in Upscale account for 20% of system size and 26% of pipeline. Meanwhile, in Luxury & Lifestyle, our highest fee-per-key category, these six brands represent 14% of system size and 21% of pipeline. Our brand development and overall strength across our leading technology and enterprise platform are successfully fuelling growth across the portfolio.

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Driving deeper brand awareness and guest connections. Our individual hotels continue to receive important recognition. There was a growing number of highly influential awards from Forbes Travel Guide, Condé Nast, Vogue and Travel + Leisure across hotels in our Luxury & Lifestyle category. Kimpton was also ranked as the #1 Upper Upscale hotel brand in North America based on guest satisfaction by JD Power, and, within Essentials, Holiday Inn has once again been ranked as the most trusted hotel brand among US consumers. Other examples of building brand awareness include Regent's expanded partnerships across global film festivals, and renewed IHG masterbrand partnerships with Rugby Australia for a further three years following IHG’s support of last year’s Lions Tour. In China, an esports partnership King Pro League (KPL), alongside student-exclusive offers via the IHG One Rewards WeChat channel and curated itineraries, are strengthening guest connections and long-term loyalty with next generation travellers amid the country’s 230 million Gen Z consumers. We are reinforcing our brand as a leading employer through investment in talent development, career pathways, wellbeing and inclusion. To that end, we are pleased that IHG has additionally been recognised as a top employer in the Middle East in the 2026 Great Place to Work rankings.

2. Expanding in key geographic markets

IHG brands are already in over 100 countries. There are many opportunities to develop further in existing markets by introducing IHG brands not yet present, as well as entering new countries with no current IHG presence at all. Existing markets may also be high growth markets, particularly where they are developing economies with low penetration of branded hotels. Others may already be high value and developed markets, but where our evolved brand portfolio can target an increased market share. Key developments and highlights to date in 2026 included:

▪
Reaching new markets. In the first half of 2026, there were 13 opening debuts to new countries for individual IHG brands, including two countries with no prior IHG presence. Garner has become IHG’s fastest ever brand to scale globally, now already present in 12 countries with important debut openings in the first half of 2026 including in Greater China. Vignette Collection and voco also entered six more countries between them, including voco in Malaysia, Vignette in Italy and both brands entering Turkey. Kimpton marked its debut opening in Greece, and the debut of Hotel Indigo in Turks & Caicos will soon be followed by both Kimpton and InterContinental. The opening of Six Senses London marked the brand’s 23rd country across its portfolio of 27 hotels in exclusive locations around the world.

▪
Growing in each of our three largest markets. Our US estate reached 4,129 hotels, with net system growth of +1.4% YOY, and is set to accelerate in the coming years supported by the US pipeline representing 20% of current system size. In Greater China, in early 2026 we celebrated our 900th opening, and net system growth accelerated to +11.7% YOY with another record period of both hotel openings and signings, the latter taking the pipeline to 591 hotels, which represents +52% future rooms growth. After the US and China, our next largest country market is the UK with 378 hotels, with net system growth of +4.1% YOY driven largely by conversion activity.

▪
Expanding in other high value, developed markets. Germany is one of Europe’s largest hotel markets, with strong domestic consumption and inbound travel, and is also one of the largest sources of international outbound travel globally. Net system growth was +7.0% YOY in Germany, and IHG’s combined open and pipeline hotels now stand at 253, more than double the 110 at the start of 2024. With strong progress in many other priority country markets, our Europe sub-region is approaching 1,000 open hotels, with over 250 more in the pipeline. Japan, another example of a high value developed market, now has 62 open hotels and 34 in the pipeline, with 3 openings and 14 signings achieved in the first half of 2026. IHG has also further grown its presence of 73 hotels in Australia and New Zealand.

▪
More than doubling IHG’s presence in high growth, emerging markets. In India, a record 24 signings in the first half of 2026 took the pipeline to 110 hotels, on top of 53 already open, with this rapidly accelerating momentum supporting IHG’s ambition to reach more than 400 open and pipeline hotels within the next five years. Signings included a landmark five-hotel portfolio with India’s largest private airport operator, and three signings for the InterContinental brand. Saudi Arabia has 48 open and 63 pipeline hotels, with the country set to have all six of IHG’s Luxury & Lifestyle brands present by 2028. Across the emerging markets in our East Asia & Pacific sub-region, we have 144 open hotels currently and almost 100 more properties in the pipeline. Notable developments in the period include signing a four-brand portfolio in Ho Chi Min City, Vietnam, and a further five signings in Thailand.

3. Developing our leading technology and enterprise platform

Supported by continued investment in our enterprise, 83% of room revenue at hotels in our system was booked through IHG-managed channels and sources. This is a key indicator of value-add, the success of our commercial engine across technology platforms, and of our sales and distribution channels. We are committed to delivering higher-value revenue at lower cost of acquisition as part of our owner proposition. Key developments and highlights to date in 2026 included:

▪
Strong mobile and digital channels growth. IHG’s direct digital booking channels delivered 26% of total room revenue in the first half of 2026. Usage of the IHG app continues to drive this, with visits growing +9% in the last 12 months and 65% of elite loyalty members used the app during this period. Our mobile and digital channels maximise guest choice and value through IHG’s Guest Reservation System (GRS). Recent developments, which are activated by rolling out cloud-based Property Management Systems (PMS), provide hotel owners with a full-service digital solution from initial search and booking flow, and throughout the guest stay. These include new pre-arrival guest messaging which will activate further upsell opportunities, improved mobile check-in, digital room key solutions, enhanced digital F&B ordering and tipping services, and additional digital guest hub and in-stay enquiry services over communications platforms such as WhatsApp. These services will be made available at a lower cost to owners, reflecting the scale advantages of IHG’s enterprise platform.

▪
Enhancing guest acquisition through AI. Latest developments include:
o
IHG’s new hotel content management platform is in phased rollout over 2026 across our app and all IHG booking websites, making it easier and faster for hotel owners to create and update compelling content to showcase their properties using AI. This includes machine translation into multiple languages and optimised AI search of structured content, new media types such as video, 360 images, floor plans and virtual tours, and enriched information on the properties and nearby attractions.
o
A new Customer Relationship Management (CRM) platform is also in development this year to help deepen loyalty and drive guest satisfaction, delivering a unified guest view that will support better guest engagement and more tailored, high-touch personalised experiences during booking and on-property.
o
Our investments in cloud-based data and AI are also unlocking marketing efficiencies. More personalised marketing campaigns employing predictive analytics have been driving 3-4x higher returns on investment. Other AI-driven technology is creating improvements in relevancy, speed and investment return, such as using GenAI to localise TV advertising for individual countries, which significantly reduces the development timeline and costs, whilst increasing guest relevancy.
o
In July we launched conversational search across our websites and app to allow travellers to describe in their own words what they are looking for. Similarly, our ChatGPT plug-in recommends IHG hotels based on travellers’ preferences, surfacing real-time availability, pricing, interactive maps and amenities, helping guests move naturally from discovery to comparison and onward to IHG’s direct booking channels. IHG is also participating in Google’s Agentic AI booking pilot which allows guests to book hotels within Google’s AI Mode experience (which are still processed as direct bookings for IHG), or guests are redirected to IHG.com to book loyalty member rates. Also with Google, IHG is part of their Direct Offers pilot to surface special promotions directly within a person’s AI-assisted trip planning that provides a link to book directly with IHG.

▪
Driving additional commercial optimisation across IHG’s technology ecosystem. Our new Revenue Management System (RMS) is delivering revenue uplifts and market share gains for owners and receiving very positive user feedback. The RMS is fully rolled out across our global estate since the start of this year, and provides hotel owners with a best-in-class cloud-based platform that incorporates data science, AI machine learning and forecasting tools to deliver advanced insights. Similarly, we are providing owners with best-in-class cloud-based Property Management Systems (PMS) that optimise their day-to-day operations and deliver improvements such as streamlined front desk processes, colleague onboarding and training. These next-generation PMS solutions from HotelKey, Oracle and Shiji will reach 4,000 hotels by the end of 2026. Meanwhile, Digital Check-Out has already reached over 4,000 hotels, and we have further grown IHG’s digital chatbot service, which helps solve guest queries, saves hotel teams time and improves customer satisfaction, and is on track to top 6 million conversations this year.

▪
Boosting loyalty and brand awareness even further. IHG One Rewards had over 160 million members globally at the start of 2026. Gross enrolments continue to grow strongly, up +15% YOY in the first half of the year, and loyalty penetration further increased to 67% of all room nights booked, topping 73% in the US. Loyalty members typically spend ~20% more in hotels than non-members and are around 10x more likely to book direct. The number of Reward Night redemptions continues to grow and there was +7% growth YOY in the number of Milestone Rewards selected, reflecting the active engagement of loyalty members. IHG also continues to add loyalty partnerships through airlines and business traveller programmes, including in the first half of 2026 with ANA Mileage Club, the programme for Japan’s largest airline, and another with Germany’s leading consumer loyalty programme, PAYBACK, offering new ways for its more than 35 million customers to earn and redeem rewards. Masterbrand awareness of both IHG Hotels & Resorts and IHG One Rewards continues to strengthen through key partnerships and campaigns, including our ongoing sponsorship of premier sporting events like Six Nations Rugby and the US Open, as well as the ongoing roll-out of the masterbrand endorsement for our hotels ‘By IHG’ across on-property, digital and marketing.

▪
Delivering on the scale and skill advantages of the System Fund. The System Fund is managed for the benefit of hotels in the IHG system, and not to a surplus or deficit for IHG over the longer term. System Fund revenues in the 2025 financial year totalled $1.7bn, +25% more than 2019. In the first half of 2026, System Fund revenues increased a further +7% YOY, which, together with our focus on driving efficiencies and effectiveness, supports the strength of funding arrangements. Following a review in 2024 and leveraging the growing scale and efficiency improvements in the System Fund, IHG lowered from the start of that year its standard loyalty assessment fee that owners pay into the Fund and increased certain Reward Night reimbursements owners receive from the Fund when points are redeemed for stays, which additionally improves owner economics. From the Marketing & Reservation fee that owners pay into the Fund, expenditure by the Fund on marketing in the 2025 financial year totalled $542m, +18% higher than 2019, and we continue to increase both the quantum of marketing and the effectiveness of what is spent by the System Fund on behalf of IHG owners. As IHG’s RevPAR and system size continues to grow in the future, so too will System Fund capacity, which in turn will drive further scale advantage and efficiencies, enabling IHG’s ongoing investment in leading technology and the wider enterprise for the benefit of hotels and owners.

▪
Further enhancements to hotel owners’ commercial delivery. IHG is continuously building upon the enterprise platform which already provides core benefits to our hotel owners. By leveraging IHG’s growing scale and capabilities, our enterprise is reducing costs for owners and improving their performance and returns. Starting in the Americas, where a large number of owners already select additional commercial support from IHG beyond the core tech stack and enterprise services, we are currently piloting enhanced commercial solutions in 500 hotels. These new solutions provide even more advanced support at an overall cost that is lower than current paid-for revenue management services for approximately 75% of participating owners. The new service combines IHG's established revenue management services with expanded local sales programmes and digital marketing support, using the latest technology, data and insights. Owner feedback to date has been very positive, and we expect to roll out the new service in 2027 to the remainder of the 2,000+ Americas hotels already benefitting from IHG’s existing revenue management services, then extend it to the 1,500+ hotels not participating in the current service.

4. Driving ancillary fee streams

IHG actively looks to grow ancillary fee streams from other sources. These are separate and in addition to fee streams paid by hotel owners for use of IHG’s brands and for the services provided to them as part of our enterprise platform. Ancillary streams typically further enhance our overall fee margin, and provided additional step changes in 2024 and 2025 as previously reported. From 2026 onwards, continued growth in ancillary fees will contribute to our overall target of 100-150bps annual improvement in fee margin on average over the medium to long term.

▪
Sale of loyalty points to consumers. The concluding step-change in arrangements delivered the expected annual run-rate of this fee stream of over $50m in 2025, with these fees fully recognised within IHG’s revenue and operating profit from reportable segments. Further growth is expected in future years, which will continue to enhance IHG’s growth algorithm, driven by the ongoing strengthening and expansion of the IHG One Rewards programme.

▪
US co-brand credit cards. IHG’s US co-brand credit card business entered into new agreements with our issuing and financial services partners in November 2024, which delivered in 2025 the expected $80m+ annual run-rate of this fee stream in terms of the portion recognised within IHG’s revenue and operating profit from reportable segments. Progress to date in 2026 continues to support this fee stream to growing to $120m+ by 2028, with further growth anticipated in the years beyond. The balance of fees that is recognised within System Fund revenue is also expected to grow meaningfully over the term of the new agreements. The number of US co-brand card members has continued to grow in 2026, alongside growth in total card spend. Card products will evolve over the course of the agreement with Chase, and we continue to deepen our partnership across travel-related services.

▪
Expanding with further co-brand agreements in additional markets. The attraction of co-branded IHG One Rewards cards is intrinsically linked to the overall appeal and growth of the loyalty programme. They drive further membership and loyalty to that programme, deepen guest relationships and deliver more business to our hotels. Co-brand card holders stay even more frequently and spend more in IHG hotels. Beyond the US, further co-brand priority growth markets are targeted for expansion in the coming years. In February, we signed a new UK co-branded IHG One Rewards debit card agreement with Revolut, the UK's largest fintech company, alongside Visa, with two card products launched on 30 June. In recent months we also announced a new agreement with Sumitomo Mitsui Card Company, one of the largest credit card issuers in Japan, along with Visa, with new co-brand card products to launch in 2027 in this important market.

▪
Branded residential properties. A further example of driving ancillary fees through the strength of IHG’s brands is their ability to generate increased sales of residential property, typically alongside a hotel development with shared services and facilities. This industry segment has almost tripled in number of branded residential developments worldwide over the last decade and, based solely on the schemes already signed, is forecast by Savills to approximately double in size between 2025 and 2032. Hotel developers, particularly in the Luxury category, are increasingly pursuing mixed-use developments that incorporate a residential component, and our brands are also seeing growing interest for use in residential-only developments. IHG currently has 35 branded residential projects open or selling across 19 countries, with additional opportunities in the pipeline. In H1 2026, we earned further fees from sales of branded residences at Six Senses Dubai Marina, building on the success of the previously fully sold development at Six Senses The Palm, Dubai, and from the sale of further units at locations such as InterContinental Halong Bay. Signings in 2026 to date for future branded residences developments included The Regent Ho Tram in Vietnam, adding to our leading Luxury position in the country. Fee growth is expected to be more substantial in 2027 and beyond, as additional residential units under development are sold, and as we continue to leverage the global reach and potential of IHG’s Luxury & Lifestyle brands.

5. Delivering increased dividends and return of surplus capital to our shareholders

The Board expects IHG’s business model to continue its strong track record of generating substantial capacity to support our investment plans that drive growth, fund a sustainably growing ordinary dividend, and routinely return surplus capital to shareholders.

▪
Consistent capital allocation approach. IHG’s asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet. IHG’s perspectives on the uses of cash generated by the business remain unchanged: ensuring we invest in the business to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

▪
Sustainably growing the ordinary dividend. IHG typically pays dividends weighted approximately one-third to the interim and two-thirds to the final payment. The total dividend for 2025 was 184.5¢, an increase of +10% on the prior year. The interim dividend for 2026 will be 64.5¢, representing a further +10% increase which is an annual growth rate consistently delivered for shareholders since 2022. The ex-dividend date for the interim dividend is Thursday 20 August 2026 (Friday 21 August 2026 for ADRs) and the record date is Friday 21 August 2026. The interim dividend will be paid on Thursday 1 October 2026, resulting in a cash outflow of around $96m. Total dividends paid to shareholders in 2026 will amount to approximately $285m.

▪
Returning surplus capital. As announced at our 2025 FY results, a $950m share buyback programme is returning surplus capital to shareholders in 2026. This follows the $900m programme in 2025, $800m in 2024, $750m in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights in the Company in these years by 4.8%, 4.6%, 6.1% and 5.0%, respectively. The 2026 programme was 42% complete with $397m cumulatively spent to 30 June, repurchasing 2.7m shares. The 2026 programme to that date had therefore reduced the total number of voting rights by a further 1.8% to 149.0m.

▪
Total returns to shareholders. The $950m share buyback programme, together with the anticipated sustainable growth in ordinary dividend payments which IHG has increased at a rate of 10% a year for each of the last four years, would result in over $1.2bn being returned to shareholders in 2026. This is equivalent to 5.8% of IHG’s $21.3bn market capitalisation at the start of 2026, and 5.3% of IHG’s most recent $23.1bn market capitalisation.

▪
Leverage maintained within 2.5-3.0x target range. IHG’s net debt:adjusted EBITDA ratio was 2.5x at 31 December 2025 and 2.6x at 30 June 2026. On a prospective basis, given analyst consensus expectations for growth in EBITDA and cash generation in 2026, together with the $950m share buyback programme, leverage at the end of 2026 would be expected to remain within our target range of 2.5-3.0x.

Summary of financial performance

INCOME STATEMENT SUMMARY
	6 months ended 30 June
	2026	2025	%
		Re-presenteda
	$m	$m	change
Revenueb
Americas	584	561	4.1
EMEAA	391	368	6.3
Greater China	88	76	15.8
Central	192	170	12.9
	_____	_____	_____
Revenue from reportable segmentsc	1,255	1,175	6.8

System Fund and reimbursable revenues	1,404	1,344	4.5
	_____	_____	_____
Total revenue	2,659	2,519	5.6

Operating profitb
Americas	442	415	6.5
EMEAA	141	128	10.2
Greater China	55	44	25.0
Central	27	17	58.8
	_____	_____	_____
Operating profit from reportable segmentsc	665	604	10.1
Analysed as:
Fee business	640	590	8.5
Owned & leased	20	18	11.1
Insurance activities	5	(4)	NMe

System Fund and reimbursable result	9	31	(71.0)
	_____	_____	_____
Operating profit before exceptional items	674	635	6.1
Operating exceptional items	(3)	(12)	(75.0)
	_____	_____	_____
Operating profit	671	623	7.7

Net financial expenses	(86)	(66)	30.3
Analysed as:
Adjusted interest expensec	(106)	(91)	16.5
System Fund interest	20	25	(20.0)

Foreign exchange (losses)/gains	(7)	79	NMe
Remeasurement of contingent purchase consideration	–	(3)	NMe
	_____	_____	_____
Profit before tax	578	633	(8.7)

Tax	(153)	(164)	(6.7)
Analysed as:
Adjusted taxc	(147)	(134)	9.7
Tax attributable to System Fund	(6)	(4)	50.0
Tax on foreign exchange losses/gains	(1)	(8)	(87.5)
Tax exceptional items	1	(18)	NMe
	_____	_____	_____
Profit for the period	425	469	(9.4)

Adjusted earningsd	412	379	8.7

Basic weighted average number of ordinary shares (millions)	150.0	156.3	(4.0)
	_____	_____	_____
Earnings per ordinary share
Basic	283.3¢	300.1¢	(5.6)
Adjustedc	274.7¢	242.5¢	13.3

Interim dividend per share	64.5¢	58.6¢	10.1

Average US dollar to sterling exchange rate	$1: £0.74	$1:£0.77	(3.9)
a.
Re-presented to present foreign exchange (losses)/gains on a separate line which was previously presented within ‘Net financial expenses’.
b.
Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned & leased hotels. Greater China includes revenue and operating profit before exceptional items from fee business.
c.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
d.
Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.
e.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Revenue
Global RevPAR increased year-on-year by 4.4% in the first quarter, 3.5% in the second quarter and 4.1% in the first half, reflecting the diversity of our global portfolio. Our other key driver of revenue, net system size, increased by 5.0% year-on-year to 1,048,731 rooms.

Total revenue increased by $140m (5.6%) to $2,659m, including a $60m increase in System Fund and reimbursable revenue. Revenue from reportable segmentsa increased by $80m (6.8%) to $1,255m, driven by a combination of system and RevPAR growth. Underlying revenuea increased by $70m (6.0%) to $1,238m, with underlying fee revenuea increasing by $57m (6.3%) to $958m. Owned & leased revenue increased by $15m (5.9%) to $270m.

Operating profit and margin
Operating profit increased by $48m from $623m to $671m, including $3m operating exceptional costs in relation to the global efficiency programme, compared to operating exceptional items of $12m recorded in the comparable period. The System Fund and reimbursable result declined by $22m, to a profit of $9m.

Operating profit from reportable segmentsa increased by $61m (10.1%) to $665m. Fee business operating profit increased by $50m (8.5%) to $640m, driven by RevPAR and system growth. Owned & leased operating profit improved from $18m to $20m. Underlying operating profita increased by $62m (10.4%) to $659m.

Fee margina increased by 1.2%pts to 65.9%, reflecting positive operating leverage.

The impact of the movement in average USD exchange rates for 2026 netted to a $6m benefit to operating profit from reportable segmentsa, compared to the same measure when calculated restating 2026 figures at 2025 exchange rates.

If the average exchange rate during July 2026 had existed throughout the first half of 2026, the 2026 operating profit from reportable segmentsa would have been $2m lower.

System Fund and reimbursable result
The Group operates a System Fund to collect and administer assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group’s loyalty programme, IHG One Rewards. The System Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which does not necessarily reflect the Fund’s position and the Group’s capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG records reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit.

In the six months to 30 June 2026, System Fund and reimbursable revenues increased $60m (4.5%) to $1,404m. This was driven by the growth in System Fund revenue driven by the continued increase in net system size together with RevPAR growth.

The System Fund and reimbursable result declined from a $31m profit to a $9m profit, primarily due to additional investments in marketing and loyalty aligning to the Fund's objective to operate broadly at breakeven over the longer term.

a.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Operating exceptional items
Operating exceptional items for the six months to 30 June 2026 of $3m (2025: $12m) comprised costs relating to ongoing delivery of the global efficiency programme. Further information on operating exceptional items can be found in note 5 to the Interim Financial Statements.

Net financial expenses
Net financial expenses increased to $86m from $66m. Adjusted interesta, which adds back interest attributable to the System Fund, increased by $15m to an expense of $106m, largely driven by an $18m increase in total interest costs on public bonds due to a rise in total borrowings and average interest rates. Adjusted interesta increased by a lesser amount due to a $5m decrease in System Fund interest.

Foreign exchange gains and losses
Foreign exchange losses for the six months to 30 June 2026 were $7m (2025: gains of $79m). Foreign exchange gains and losses are predominantly due to the Group's internal funding structure whereby subsidiaries with a sterling functional currency hold intra-group monetary assets and liabilities denominated in other currencies, including US Dollars.

Remeasurement of contingent purchase consideration
Contingent purchase consideration arose on the acquisitions of Regent and the Ruby brand. The net effect of remeasurements was nil for the six months to 30 June 2026 (2025: $3m loss). The total contingent purchase consideration liability at 30 June 2026 is $59m (31 December 2025: $98m). During 2026, the Group exercised an option to acquire a further 25% of the Regent shareholding for $39m, of which $20m was paid in the first half of 2026. Further information can be found in note 12 to the Interim Financial Statements.

Taxation
Adjusted taxa has been calculated by applying a blended effective tax rate of 26% (2025: 26%). This represents the weighting of the annual tax rates of the Group’s key territories using corporate income tax rates substantively enacted at 30 June 2026 to provide the best estimate for the full financial year. Further information on tax can be found in note 6 to the Interim Financial Statements.

Earnings per share
The Group’s basic earnings per ordinary share is 283.3¢ (2025: 300.1¢). Adjusted earnings per ordinary sharea increased by 32.2¢ (13.3%) to 274.7¢.

Dividends and shareholder returns
The Board is declaring an interim dividend of 64.5¢, an increase of 10% on the 58.6¢ paid in 2025. The ex-dividend date for ordinary shares is Thursday 20 August 2026 and for American Depositary Receipts the ex-dividend date is Friday 21 August 2026. The record date (for both ordinary shares and American Depositary Receipts) is Friday 21 August 2026. The corresponding dividend amount in pence sterling per ordinary share will be announced on Friday 11 September 2026, calculated based on the average of the market exchange rates for the three working days commencing 8 September 2026. The dividend will be paid on Thursday 1 October 2026, resulting in a cash outflow of around $96m. This will result in total dividends paid to shareholders in 2026 amounting to approximately $285m.

Registered shareholders may elect to receive their dividend payments in US Dollars (USD) instead of British Pounds (GBP). Elections to receive dividend payments in USD can be made by completing the Currency Form which is available from www.shareview.info/products/directdividends. Alternatively, registered shareholders can contact the Company’s Registrar, Equiniti, by telephone on +44 (0) 371 384 2132 to request a Currency Form. For shares held in CREST, an election for USD will be permitted using the CREST dividend election process. CREST participants should ensure a USD CREST Memorandum Account has been enabled.

A Dividend Reinvestment Plan (“DRIP”) is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares. More information can be found at www.shareview.info/products/drip. The cut-off date and time for the receipt of USD payment elections and DRIP elections for the interim dividend referred to above is 11 September 2026 at 5:00pm (UK time).

In February 2026, the Board approved a $950m share buyback programme to be completed in 2026. This follows the $900m programme in 2025, the $800m programme announced in 2024, the $750m programme announced in 2023 and the $500m programme in 2022, which already reduced the total number of voting rights in the Company by 4.8%, 4.6%, 6.1% and 5.0%, respectively. In the six months to 30 June 2026, 2.7m shares were repurchased for $397m.

a.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Summary of cash flow, working capital, net debt and liquidity
Adjusted EBITDAa reconciliation	6 months ended 30 June
	2026	2025
	$m	$m
Cash flow from operations	601	543
Cash flows relating to operating exceptional items	7	4
Impairment loss on financial assets	(11)	(14)
Other non-cash adjustments to operating profit	(53)	(44)
System Fund and reimbursable result	(9)	(31)
System Fund depreciation and amortisation	(33)	(40)
Other non-cash adjustments to System Fund result	(24)	(26)
Working capital and other adjustments	121	158
Capital expenditure: contract acquisition costs, net of repayments	98	87
	_____	_____
Adjusted EBITDAa	697	637
	_____	_____

CASH FLOW SUMMARY	6 months ended 30 June
	2026	2025	$m
	$m	$m	change

Adjusted EBITDAa	697	637	60

Working capital and other adjustments	(121)	(158)
(Payments)/repayments related to investments supporting the Group’s insurance activities	(3)	8
Impairment loss on financial assets	11	14
Other non-cash adjustments to operating profit	53	44
System Fund and reimbursable result	9	31
Non-cash adjustments to System Fund result	57	66
Capital expenditure: key money contract acquisition costs, net of repayments	(83)	(86)
Capital expenditure: gross maintenance	(12)	(10)
Net interest paid	(75)	(48)
Tax paid	(165)	(183)
Principal element of lease payments, net of finance lease receipts	(3)	(13)
Purchase of own shares by employee share trusts	(5)	–
	_____	_____	_____
Adjusted free cash flowa	360	302	58

Cash flows relating to exceptional items	(7)	(4)
Capital expenditure: gross recyclable investments	(42)	(9)
Capital expenditure: gross System Fund capital investments	(21)	(19)
Purchase of brands	–	(120)
Deferred and contingent purchase consideration paid	(20)	–
Disposals and repayments, including proceeds from other financial assets	2	–
Repurchase of shares, including transaction costs	(375)	(425)
Dividends paid to shareholders	(189)	(180)
Dividends paid to non-controlling interest	(1)	–
Other financing cash flows	–	6
	_____	_____	_____
Net cash flow before other net debta movements	(293)	(449)	156

Add back principal element of lease repayments	5	15
Exchange and other non-cash adjustments	(42)	(145)
	_____	_____	_____
Increase in net debta	(330)	(579)	249
Net debta at beginning of the period	(3,333)	(2,782)
	_____	_____	_____
Net debta at end of the period	(3,663)	(3,361)	(302)
	_____	_____	_____
a.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Cash flow from operations
For the six months ended 30 June 2026, cash flow from operations was $601m, an increase of $58m on the comparable period. This was predominantly due to the higher operating profit from reportable segmentsa.

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital to shareholders.

Adjusted free cash flowa
Adjusted free cash flowa was an inflow of $360m, an increase of $58m on the prior year. Adjusted EBITDAa increased by $60m due to the higher operating profit from reportable segmentsa. Key money contract acquisition costs net of repayments reduced by $3m, and tax payments were $18m lower due to phasing of payments in the US. These movements were partly offset by a $22m reduction in the System Fund and reimbursable result, which was primarily due to additional investments in marketing and loyalty aligning to the Fund's objective to operate broadly at breakeven over the longer term, and a $27m increase in net interest paid reflecting the increase in average net debt. Working capital and other adjustments of $121m includes $85m of cash inflow related to deferred revenue, driven primarily by $68m related to the loyalty programme.

Net and gross capital expenditurea
Net capital expenditurea was $123m (2025: $85m) and gross capital expenditurea was $158m (2025: $124m). Gross capital expenditurea comprised: $83m key money contract acquisition costs, $12m maintenance, $42m gross recyclable investments and $21m System Fund capital investments. Net capital expenditurea includes offsets from other disposals and repayments of $2m, and $33m System Fund depreciation and amortisation.

Net debta
Net debta increased by $330m from $3,333m at 31 December 2025 to $3,663m at 30 June 2026. During the period there were $564m of payments related to ordinary dividends and the share buyback programmes, including transaction costs. The change in net debta includes positive net foreign exchange impacts of $11m and $53m adverse impacts for other non-cash adjustments.

Sources of liquidity
As at 30 June 2026, the Group had total liquidity of $2,298m (31 December 2025: $2,599m), comprising $1,500m of undrawn bank facilities and $798m of cash and cash equivalents (net of overdrafts and restricted cash). The decrease in total liquidity from 31 December 2025 of $301m is primarily due to net cash outflows of $293m.

The Group currently has $4,144m of sterling and euro bonds outstanding. The bonds mature in August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m), September 2030 (€850m) and September 2031 (€750m). There are currency swaps in place on the euro bonds, fixing the May 2027 bond at £436m, the November 2029 bond at $657m, the September 2030 bond at $990m and the September 2031 bond at $834m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody’s.

The Group is further financed by a $1,500m syndicated bank revolving credit facility (RCF) which matures in December 2030. There are two one-year extension options that are at the lenders' discretion. There are no financial covenants in the RCF. The RCF was undrawn at 30 June 2026.

It is management’s opinion that the current working capital levels and available facilities are sufficient for the Group’s present liquidity requirements.

a.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Additional revenue, global system size and pipeline analysis

Disaggregation of total gross revenue in IHG’s system

Total gross revenuea provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned & leased hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned & leased hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	6 months ended 30 June
	2026	2025	%
	$bn	$bn	Changeb
Analysed by brand
InterContinental	2.8	2.6	5.7
Kimpton	0.9	0.7	24.0
Hotel Indigo	0.6	0.5	17.2
Crowne Plaza	1.8	1.8	3.1
Holiday Inn Express	4.9	4.7	5.3
Holiday Inn	3.0	2.9	3.8
Staybridge Suites	0.7	0.7	6.7
Candlewood Suites	0.5	0.5	11.5
Other	3.0	2.3	25.2
	_____	_____	_____
Total	18.2	16.7	9.1
	_____	_____	_____
Analysed by ownership type
Franchisedc (revenue not attributable to IHG)	11.7	10.5	10.9
Managed (revenue not attributable to IHG)	6.2	5.9	6.0
Owned & leased (revenue recognised in Group income statement)	0.3	0.3	5.9
	_____	_____	_____
Total	18.2	16.7	9.1
	_____	_____	_____

Total gross revenue in IHG’s system increased by 9.1% (7.1% increase at constant currency) to $18.2bn, driven by the combination of RevPAR growth and the increase in the number of hotels in our system.

a.
Definitions for total gross revenue can be found in the ‘Key performance measures and non-GAAP measures’ section to accompany the above reconciliation to the Interim Financial Statements
b.
Year-on-year percentage movement calculated from unrounded source figures to provide more precise growth indicators for these figures which are presented in billions of dollars.
c.
Includes exclusive partner hotels.

RevPARa movement summary at constant exchange rates (CER)

	Half Year 2026 vs 2025			Q2 2026 vs 2025
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	4.1%	2.5%	1.0%pts	3.5%	3.0%	0.3%pts
Americas	4.8%	3.3%	1.0%pts	5.4%	4.2%	0.8%pts
EMEAA	3.0%	1.8%	0.8%pts	0.6%	1.6%	(0.6)%pts
Greater China	3.1%	1.0%	1.1%pts	0.8%	0.2%	0.4%pts

RevPARa movement at CER vs actual exchange rates (AER)
	Half Year 2026 vs 2025			Q2 2026 vs 2025
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Global	4.1%	5.8%	1.7%pts	3.5%	4.4%	0.9%pts
Americas	4.8%	5.4%	0.6%pts	5.4%	5.8%	0.4%pts
EMEAA	3.0%	5.8%	2.8%pts	0.6%	1.3%	0.7%pts
Greater China	3.1%	8.2%	5.1%pts	0.8%	6.2%	5.4%pts

Global RevPARa movement by brand	6 months ended 30 June 2026

Total comparable estate by brand
InterContinental	5.3%
Kimpton	14.3%
Hotel Indigo	6.0%
voco	3.4%
Crowne Plaza	3.9%
Holiday Inn Express	3.0%
Holiday Inn	2.0%
Staybridge Suites	2.8%
Candlewood Suites	4.4%
All brands	4.1%

Fee business: all brands	4.0%

Owned & leased: all brands	6.2%

a.
RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 June 2026 and include hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See ‘Key performance measures and non-GAAP measures’ section for further information on the definition of RevPAR.

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	27	–	2,120	53
Regent	11	–	3,212	–
InterContinental	242	–	76,833	(194)
Vignette Collection	38	7	9,305	2,049
Kimpton	90	5	17,563	1,355
Hotel Indigo	198	7	26,726	1,050
voco	148	24	30,219	4,992
Ruby	20	3	3,582	630
HUALUXE	28	4	7,430	1,004
Crowne Plaza	433	9	115,179	1,292
EVEN Hotels	48	2	7,258	362
Holiday Inn Express	3,335	43	356,590	5,190
Holiday Inn	1,259	12	228,215	2,289
Garner	112	23	10,693	2,192
avid hotels	87	–	7,677	–
Atwell Suites	11	2	1,170	242
Staybridge Suites	355	5	38,906	619
Holiday Inn Club Vacations	24	(2)	8,415	(723)
Candlewood Suites	433	10	38,359	807
Iberostar Beachfront Resorts	65	3	22,138	1,137
Other	145	(11)	37,141	(1,792)
	_____	_____	_____	_____
Total	7,109	146	1,048,731	22,554
	_____	_____	_____	_____
Analysed by ownership type
Franchiseda	6,001	115	764,415	16,237
Managed	1,091	31	280,125	6,317
Owned & leased	17	–	4,191	–
	_____	_____	_____	_____
Total	7,109	146	1,048,731	22,554
	_____	_____	_____	_____

a.
Includes exclusive partner hotels.

	Hotels		Rooms
Global Pipeline		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	33	(6)	3,151	205
Regent	14	2	2,599	389
InterContinental	103	(1)	26,282	(452)
Vignette Collection	46	1	6,322	(765)
Kimpton	69	–	13,331	43
Hotel Indigo	134	3	21,526	641
Noted Collection	3	3	317	317
voco	122	14	22,488	1,035
Ruby	22	3	4,518	729
HUALUXE	19	(4)	4,977	(1,063)
Crowne Plaza	151	(3)	37,256	(976)
EVEN Hotels	24	(2)	4,602	(259)
Holiday Inn Express	664	9	82,743	1,385
Holiday Inn	318	23	56,645	3,086
Garner	110	33	9,770	2,817
avid hotels	118	2	8,835	159
Atwell Suites	61	5	6,469	647
Staybridge Suites	152	2	16,387	(231)
Candlewood Suites	204	10	15,241	776
Iberostar Beachfront Resorts	5	–	2,304	(111)
Other	13	(1)	1,928	(207)
	_____	_____	_______	______
Total	2,385	93	347,691	8,165
	_____	_____	_______	______
Analysed by ownership type
Franchiseda	1,724	89	207,985	9,362
Managed	661	4	139,706	(1,197)
	_____	_____	_______	______
Total	2,385	93	347,691	8,165
	_____	_____	_______	______

a.
Includes exclusive partner hotels.

Regional performance reviews, system size and pipeline analysis

AMERICAS
	6 months ended 30 June
Americas results
	2026	2025	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	493	475	3.8
Owned & leased	91	86	5.8
	_____	_____	_____
	584	561	4.1
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	415	394	5.3
Owned & leased	27	21	28.6
	_____	_____	_____
	442	415	6.5
Operating exceptional items	(1)	(1)	–
	_____	_____	_____
Operating profit	441	414	6.5
	_____	_____	_____

Americas RevPARa movement by brand	6 months ended 30 June 2026

Total comparable estate by brand
InterContinental	10.2%
Kimpton	15.0%
Hotel Indigo	6.9%
Crowne Plaza	8.1%
EVEN Hotels	3.9%
Holiday Inn Express	3.5%
Holiday Inn	3.1%
avid hotels	2.7%
Atwell Suites	22.7%
Staybridge Suites	3.4%
Candlewood Suites	4.0%
All brands	4.8%

Fee business: all brands	4.7%

Owned & leased: all brands	9.3%
H1 RevPAR grew +4.8% (Q1 +3.6%, Q2 +5.4%), with rate +3.3% and occupancy +1.0%pts. US RevPAR grew by +4.5% in H1, with growth of +3.4% in Q1 accelerating to +5.2% in Q2. This uptick reflected supportive trading conditions across all demand drivers as a result of a stronger US economy, as well as comparatives that became easier in Q2. From mid-June, there was also the benefit of strong growth in the FIFA World Cup match locations, which is estimated to have added approximately 1.0%pts to the Americas region RevPAR growth for Q2; there was some further benefit in July, which is expected to benefit Q3 to a lesser degree. It is estimated that the event will contribute approximately 0.4%pts to Americas RevPAR growth for the full year 2026. Rooms revenue for the region on a comparable hotel basis in H1 was strongest for Groups bookings which were up +10% YOY, with Leisure +4% and Business +3%. There was also RevPAR growth in every brand both in Q2 and H1 overall.
Revenue from the reportable segmenta increased by $23m (+4.1%) to $584m. Operating profit increased by $27m to $441m, including a $1m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 5 to the Interim Financial Statements). Operating profit from the reportable segmenta increased by $27m to $442m.
Fee business revenue increased by $18m (+3.8%) to $493m, driven by fee business RevPAR growth (which is on a comparable hotels and constant currency basis) of +4.7%. There was the non-repeat of a $7m liquidated damages payment received in 2025. There were $7m of incentive management fees earned (2025: $7m). Fee business operating profit increased by $21m (+5.3%) to $415m, supported by system growth and cost efficiencies. This led to fee margina growing +1.5%pts to 84.2% compared to 82.7% in 2025.
Owned & leased revenue increased by $5m (+5.8%) to $91m, with RevPAR up +9.3%, reflecting the specific trading environments related to this small portfolio of just four hotels (only three of which were comparable for RevPAR). Owned & leased operating profit increased by $6m (+28.6%) to $27m.

a.
Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	2	–	81	–
Regent	1	–	167	–
InterContinental	48	–	17,055	–
Vignette Collection	3	–	805	–
Kimpton	64	2	12,145	856
Hotel Indigo	84	2	11,188	244
voco	33	5	3,920	927
Crowne Plaza	99	(2)	24,414	(606)
EVEN Hotels	26	(1)	3,494	(92)
Holiday Inn Express	2,554	12	233,828	1,311
Holiday Inn	649	(12)	103,864	(2,317)
Garner	50	17	4,292	1,605
avid hotels	87	–	7,677	–
Atwell Suites	9	1	828	74
Staybridge Suites	332	5	35,093	619
Holiday Inn Club Vacations	24	(2)	8,415	(723)
Candlewood Suites	427	10	37,728	807
Iberostar Beachfront Resorts	27	1	9,886	443
Other	116	(6)	16,540	(922)
	_____	____	_______	______
Total	4,635	32	531,420	2,226
	_____	____	_______	______
Analysed by ownership type
Franchiseda	4,461	29	495,377	1,988
Managed	170	3	34,706	238
Owned & leased	4	–	1,337	–
	_____	____	_______	______
Total	4,635	32	531,420	2,226
	_____	____	_______	______

a.
Includes exclusive partner hotels.

	Hotels		Rooms
Americas Pipeline		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	8	(1)	784	135
InterContinental	9	–	2,199	(30)
Vignette Collection	4	–	282	–
Kimpton	28	(2)	5,092	(430)
Hotel Indigo	23	(1)	2,996	(75)
voco	27	–	3,158	(381)
Ruby	2	2	599	599
Crowne Plaza	4	(2)	758	(369)
EVEN Hotels	3	(1)	363	(120)
Holiday Inn Express	345	9	32,410	932
Holiday Inn	74	9	8,768	1,024
Garner	58	8	4,520	375
avid hotels	118	2	8,835	159
Atwell Suites	52	2	5,129	161
Staybridge Suites	138	3	13,910	(97)
Candlewood Suites	194	10	13,951	776
Iberostar Beachfront Resorts	3	(1)	1,700	(444)
Other	13	(1)	1,928	(207)
	_____	____	_______	______
Total	1,103	36	107,382	2,008
	_____	____	_______	______
Analysed by ownership type
Franchiseda	1,066	43	101,337	2,739
Managed	37	(7)	6,045	(731)
	_____	____	_______	______
Total	1,103	36	107,382	2,008
	_____	____	_______	______

Gross system growth was +3.3% YOY, with the opening of 8.0k rooms (68 hotels) in the Americas region during the first half of the year, of which 4.6k rooms (44 hotels) opened in Q2. Openings in the half included 25 hotels across the Holiday Inn Brand Family and a further 17 properties across the Candlewood Suites and Staybridge Suites brands, the latter including a dual-branded opening with an EVEN hotel at Orlando adjacent to the Universal Studios theme park. The conversion-led Garner brand added 17 hotels taking the open estate to 50, with a further 58 in its pipeline as it continues to rapidly develop in the less than three years since becoming franchise-ready. The conversion-led voco brand added five more properties, including Times Square Broadway, taking its open estate to 33, with 27 more in its pipeline. Openings within our Luxury & Lifestyle brands included four Kimpton properties – Era Midtown and Ashbel in New York, together with Pacific Grove California and Kimpton El Castelar Polanco in Mexico City. The latter was one of seven openings in Mexico taking the number of open hotels to 190, whilst six openings took Canada through the 200 hotels milestone. Conversions accounted for 42% of all room openings in the half.
Net system size grew +1.8% YOY after removals of 5.8k rooms (36 hotels) in the half, with the removal rate being 1.6% over the last 12 months.
There were 12.5k rooms (131 hotels) signed during the first half of the year, including 6.6k rooms (66 hotels) during Q2. Strong development activity continued for our Essentials and Suites brands – there were 54 signings across the Holiday Inn Brand Family and 38 across Candlewood, Staybridge and Atwell. Ongoing demand for conversions also saw 22 signings for Garner and four for voco, the latter including a debut for the brand in Hawaii. The first Ruby signings were achieved for properties in Chicago and New York, and within our Luxury & Lifestyle brands there were signings to further expand the Hotel Indigo brand within Mexico and to debut in Costa Rica.
The pipeline stands at 107.4k rooms (1,103 hotels), which represents 20% of the current system size in the region.

a.
Includes exclusive partner hotels.

EMEAA
	6 months ended 30 June
EMEAA results
	2026	2025	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	212	199	6.5
Owned & leased	179	169	5.9
	_____	_____	_____
	391	368	6.3
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	148	131	13.0
Owned & leased	(7)	(3)	133.3
	_____	_____	_____
	141	128	10.2
Operating exceptional items	(1)	(10)	(90.0)
	_____	_____	_____
Operating profit	140	118	18.6
	_____	_____	_____
EMEAA RevPARa movement by brand	6 months ended 30 June 2026

Total comparable estate by brand
Six Senses	2.4%
InterContinental	3.8%
Hotel Indigo	3.8%
voco	2.1%
Crowne Plaza	2.7%
Holiday Inn Express	2.4%
Holiday Inn	1.1%
Staybridge Suites	(4.8)%
All brands	3.0%

Fee business: all brands	3.0%

Owned & leased: all brands	4.3%

H1 RevPAR grew +3.0%, with rate +1.8% and occupancy +0.8%pts. Strong RevPAR growth of +5.6% in Q1 was followed by +0.6% in Q2, reflecting the impact of the conflict in the Middle East. This sub-region, which represents 19% of EMEAA’s system size but just 5% of IHG globally, declined -2% in Q1 then -19% in Q2. The rest of the EMEAA region experienced RevPAR growth of +7% in Q1 and +4% growth in Q2. The growth in Q2 included +3.1% in the UK, +2.3% in Continental Europe and +6.0% in East Asia & Pacific. Rooms revenue for the overall region on a comparable hotel basis in H1 was strongest for Groups bookings which were up +4% YOY, with Business up +2% and Leisure up +1%.
Revenue from the reportable segmenta increased by $23m (+6.3%) to $391m. Operating profit increased by $22m to $140m, including a $1m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 5 to the Interim Financial Statements). Operating profit from the reportable segmenta increased by $13m to $141m.
Fee business revenue increased by $13m (+6.5%) to $212m, driven by RevPAR growth (which is on a comparable hotels and constant currency basis) and incremental fees added from net system growth. Incentive management fees were modestly lower for the region overall at $60m (2025: $62m) with the reduction in the Middle East largely offset by growth elsewhere. Fee business operating profit increased by $17m (+13.0%) to $148m and fee margina increased by +4.0%pts to 69.8% compared to 65.8% in 2025, with positive operating leverage driven by the trading performance, system growth together with the ramp-up effect of previously added hotels, and cost efficiencies.
Owned & leased revenue increased by $10m (+5.9%) to $179m, with RevPAR on a comparable hotels and constant currency basis up +4.3%. Additional revenue from a leased hotel in Germany which opened in 2025 broadly offset the revenue reduction from the temporary closure of a fire-damaged hotel in Scotland. Reflecting the trading conditions, cost bases and variable rent structures of this largely urban-centred portfolio of 13 hotels, an operating loss of $7m was recorded (2025: $3m loss), which includes the impact of a $5m insurance-related expense on the damaged hotel.

a. Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

	Hotels		Rooms
EMEAA hotel and room count		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	24	–	1,909	53
Regent	4	–	991	–
InterContinental	128	–	35,285	(56)
Vignette Collection	24	3	5,606	940
Kimpton	20	2	3,955	270
Hotel Indigo	76	2	9,318	281
voco	79	11	18,732	1,870
Ruby	20	3	3,582	630
Crowne Plaza	193	8	44,916	1,120
Holiday Inn Express	367	4	53,853	252
Holiday Inn	429	3	78,287	190
Garner	61	5	6,295	481
Staybridge Suites	23	–	3,813	–
Candlewood Suites	6	–	631	–
Iberostar Beachfront Resorts	38	2	12,252	694
Other	25	(4)	14,400	(502)
	_____	____	_______	______
All Brands	1,517	39	293,825	6,223
	_____	____	_______	______
Analysed by ownership type
Franchiseda	1,054	29	174,295	4,246
Managed	450	10	116,676	1,977
Owned & leased	13	–	2,854	–
	_____	____	_______	______
Total	1,517	39	293,825	6,223
	_____	____	_______	______

a.
Includes exclusive partner hotels.

	Hotels		Rooms
EMEAA Pipeline		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	23	(6)	2,220	(5)
Regent	11	1	1,903	220
InterContinental	62	(2)	15,490	(204)
Vignette Collection	36	4	4,477	(17)
Kimpton	21	–	3,632	82
Hotel Indigo	58	4	10,095	910
Noted Collection	3	3	317	317
voco	67	8	13,536	1,073
Ruby	20	1	3,919	130
Crowne Plaza	70	(3)	16,148	(1,054)
EVEN Hotels	2	–	555	–
Holiday Inn Express	106	6	17,322	1,623
Holiday Inn	138	11	25,649	2,302
Garner	48	21	4,836	2,028
Staybridge Suites	14	(1)	2,477	(134)
Candlewood Suites	10	–	1,290	–
Iberostar Beachfront Resorts	2	1	604	333
	____	____	______	______
All Brands	691	48	124,470	7,604
	____	____	______	______
Analysed by ownership type
Franchiseda	322	33	47,144	4,414
Managed	369	15	77,326	3,190
	____	____	______	______
Total	691	48	124,470	7,604
	____	____	______	______

Gross system growth was +7.4% YOY with the opening of 8.2k rooms (50 hotels) in the EMEAA region during the first half of the year, of which 4.4k rooms (28 hotels) opened in Q2. Openings in the first half of the year included three further Ruby properties to now reach 20 open across the region. There were 13 openings across Holiday Inn and Holiday Inn Express, and a particularly strong period of openings for voco and Crowne Plaza, at 11 and 9, respectively. There were nine openings across our Luxury & Lifestyle brands, including Six Senses London, InterContinental Grand Ankara in Turkey, and three further conversions of properties joining the Vignette Collection. Conversions accounted for 67% of all room openings in the half.
Net system size grew +6.3% YOY, after removals of 2.0k rooms (11 hotels) in the half, with the removal rate being 1.1% over the last 12 months. The open hotels at the time of Ruby acquisition were largely added into IHG’s system in Q2 last year, with the small number of further additions since then contributing 0.3%pts to net system growth YOY for the region.
There were 19.5k rooms (118 hotels) signed during the first half of year, including 12.4k rooms (72 hotels) during Q2. Garner achieved the largest number of signings in the half with 27, with these spread across nine different countries but with particularly strong development for the brand in Japan with 12 Garner signings as part of a total portfolio of 14 hotels being converted to IHG’s brands. For our other conversion-led brands, there were 17 signings for voco, seven for Vignette Collection (including the first for the brand in London) and the first three signings for the new Noted Collection, launched in February. There were 20 signings in total across IHG’s Luxury & Lifestyle brands, including both a Regent and an InterContinental in Vietnam, and three further InterContinental properties in India (two in Mumbai and Jaipur Achrol Resort). The attraction to owners of our established brands was also reflected in 9 Crowne Plaza signings (including Vienna, marking the brand’s return to Austria), together with 35 signings across the Holiday Inn and Holiday Inn Express brands. The latter included a trio of signings in Spain as the Holiday Inn Express brand continues to build further upon its 300+ open and pipeline properties across Europe. The Ruby brand is also further expanding in Europe, with four more signings taking its pipeline in the region to 20.
The pipeline stands at 124.5k rooms (691 hotels), which represents 42% of the current system size in the region.

a.
Includes exclusive partner hotels.

GREATER CHINA
	6 months ended 30 June
Greater China results	2026	2025	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	88	76	15.8
	_____	_____	_____
	88	76	15.8
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	55	44	25.0
	_____	_____	_____
Operating profit	55	44	25.0
	_____	_____	_____
Greater China RevPARa movement by brand		6 months ended 30 June 2026

Total comparable estate by brand
Regent		26.3%
InterContinental		3.8%
Hotel Indigo		9.5%
HUALUXE		3.8%
Crowne Plaza		2.0%
Holiday Inn Express		(2.3)%
Holiday Inn		(1.0)%
All brands		3.1%

H1 RevPAR grew +3.1%, with rate +1.0% and occupancy +1.1%pts. Q1 RevPAR was particularly strong at +5.7%, supported by excellent Leisure demand over the Chinese New Year festive period. This was followed by Q2 growth of +0.8%, which included an impact from public holiday timings. For H1 overall, RevPAR grew +4% in Tier 1 cities, Tier 2-3 cities were slightly down, and Tier 4 cities were up +8% driven by resort locations. There was also notably strong growth in Taiwan and Hong Kong. Rooms revenue for the overall region on a comparable hotel basis in H1 was driven by Leisure bookings which were up +8% YOY, with Business and Groups both broadly flat. The outperformance by brands in higher chainscales was a further reflection of the strongest growth being in leisure-led and premium rate locations.
Revenue from the reportable segmenta was $12m higher (+15.8%) at $88m, driven by the RevPAR growth together with incremental fees added from net system growth. There were $19m of incentive management fees earned (2025: $16m). Fee margina increased +4.6%pts to 62.5% compared to 57.9% in the comparable period, reflecting positive operating leverage driven by the trading performance, system growth and cost efficiencies, together with a higher level of strategic cost investments incurred in the comparable period in 2025. As a result, operating profit increased by $11m (+25.0%) to $55m.

a.
Definitions for non-GAAP measures can be found in the ’Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

	Hotels		Rooms
Greater China hotel and room count		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	–	130	–
Regent	6	–	2,054	–
InterContinental	66	–	24,493	(138)
Vignette Collection	11	4	2,894	1,109
Kimpton	6	1	1,463	229
Hotel Indigo	38	3	6,220	525
voco	36	8	7,567	2,195
HUALUXE	28	4	7,430	1,004
Crowne Plaza	141	3	45,849	778
EVEN Hotels	22	3	3,764	454
Holiday Inn Express	414	27	68,909	3,627
Holiday Inn	181	21	46,064	4,416
Garner	1	1	106	106
Atwell Suites	2	1	342	168
Other	4	(1)	6,201	(368)
	_____	____	_______	______
Total	957	75	223,486	14,105
	_____	____	_______	______
Analysed by ownership type
Franchised	486	57	94,743	10,003
Managed	471	18	128,743	4,102
	_____	____	_______	______
Total	957	75	223,486	14,105
	_____	____	_______	______

	Hotels		Rooms
Greater China Pipeline		Change over		Change over
	2026	2025	2026	2025
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	2	1	147	75
Regent	3	1	696	169
InterContinental	32	1	8,593	(218)
Vignette Collection	6	(3)	1,563	(748)
Kimpton	20	2	4,607	391
Hotel Indigo	53	–	8,435	(194)
voco	28	6	5,794	343
HUALUXE	19	(4)	4,977	(1,063)
Crowne Plaza	77	2	20,350	447
EVEN Hotels	19	(1)	3,684	(139)
Holiday Inn Express	213	(6)	33,011	(1,170)
Holiday Inn	106	3	22,228	(240)
Garner	4	4	414	414
Atwell Suites	9	3	1,340	486
	_____	____	_______	______
Total	591	9	115,839	(1,447)
	_____	____	_______	______
Analysed by ownership type
Franchised	336	13	59,504	2,209
Managed	255	(4)	56,335	(3,656)
	_____	____	_______	______
Total	591	9	115,839	(1,447)
	_____	____	_______	______

Gross system growth was +13.7% YOY with the opening of 15.2k rooms (79 hotels) in the Greater China region during the first half of the year, another record level of hotel openings, of which 7.7k (42 hotels) opened in Q2. Early in 2026 we celebrated our 900th opening, with the milestone of 1,000 open hotels expected to be reached within the next 6 months. Openings in the first half of the year saw 50 for the Holiday Inn Brand Family, including key locations such as Holiday Inn Shanghai Tourism Zone. As conversion opportunities continue to build, with these representing 31% of all room openings in the half, there were eight voco openings (including the first in Beijing), four for the Vignette Collection (including Resea Hotel Beidaihe, the first for the collection in Northern China) and the first for Garner which was launched into the region earlier in the year. There were six other openings across IHG’s Luxury & Lifestyle brands (including InterContinental Huzhou Taihu South and Kimpton Nine Trees Shanghai), four for HUALUXE, three each for Crowne Plaza and EVEN, and a second opening for Atwell Suites at downtown Hefei, the capital of Anhui province, as the brand looks to rapidly scale up following its launch in the region around a year earlier.

Net system size grew +11.7% YOY, after removals of 1.1k rooms (4 hotels) in the half, with the removal rate being 2.0% over the last 12 months.

There were 17.1k rooms across a further record 103 hotels signed during the first half year, including 8.7k rooms (51 hotels) during Q2. During the half there were 29 hotel signings for Holiday Inn and 31 for Holiday Inn Express, taking their pipelines to 106 and 213, respectively, and 6 signings for Crowne Plaza which has a pipeline of 77 properties. The newly launched Garner brand achieved its first five signings, the recently launched Atwell Suites brand added four more, and signings for voco were notably strong at 13. There were 12 signings across our Luxury & Lifestyle brands, including Regent Chengdu. Our six Luxury & Lifestyle brands represent around 20% of both the existing system size and the pipeline in the region.

The pipeline stands at 115.8k rooms (591 hotels), which represents 52% of the current system size in the region.

CENTRAL
	6 months ended 30 June

	2026	2025	%
Central results	$m	$m	change

Revenue from the reportable segmenta
Fee business	178	158	12.7
Insurance activities	14	12	16.7
	_____	_____	_____
	192	170	12.9
	_____	_____	_____
Gross costs
Fee business	(156)	(137)	13.9
Insurance activities	(9)	(16)	(43.8)
	_____	_____	_____
	(165)	(153)	7.8
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	22	21	4.8
Insurance activities	5	(4)	NMb
	_____	_____	_____
	27	17	58.8
Operating exceptional items	(1)	(1)	–
	_____	_____	_____
Operating profit	26	16	62.5
	_____	_____	_____

Central fee business revenue is mainly comprised of technology fee income, co-brand licensing fees and a portion of revenue from the consumption of certain IHG One Rewards points. Central revenue additionally includes revenue recognised from insurance activities relating to the managed hotel insurance programme. Central revenue increased by $22m (12.9%) to $192m, primarily driven by the growth of IHG's system size.

Gross costs increased by $12m (7.8%) year on year, driven by investment to support growth initiatives, technology and AI capabilities, and spend phasing that is expected to reverse in the second half of the year, partly offset by lower claims associated with the insurance programme.

The resulting $27m operating profit from the reportable segmenta was an increase of $10m year-on-year. Operating profit of $26m included a $1m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 5 to the Interim Financial Statements).

a. Definitions for non-GAAP measures can be found in the ’Key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Interim Financial Statements (International Financial Reporting Standards “IFRS” measures), certain financial measures are presented when discussing the Group’s performance which are not measures of financial performance or liquidity under IFRS. In management’s view, these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Financial Statements.
Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.
RevPAR comprises IHG’s system rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.
References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.
RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.
Total gross revenue from hotels in IHG’s system
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of system performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.
Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.
Total gross revenue comprises:
▪
Total rooms revenue from franchised hotels;
▪
Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and
▪
Total hotel revenue from owned & leased hotels.

Other than total hotel revenue from owned & leased hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.
Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.
Revenue and operating profit measures
Revenue and operating profit from (1) fee business, (2) owned & leased hotels, and (3) insurance activities are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 3 to the Interim Financial Statements. These measures are presented insofar as they relate to each of the Group’s regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:
▪
System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG system. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group’s loyalty programme. There is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.
▪
Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years (including items that impact more than one reporting period) and between gains and losses. Examples of exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in notes 5 and 6 to the Interim Financial Statements.

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
▪
Underlying revenue;
▪
Underlying operating profit;
▪
Underlying fee revenue; and
▪
Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes remeasurement gains/losses on contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit

These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned & leased hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, current year measures are restated at constant currency using prior year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue growth

Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing fee operating profit by fee revenue. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned & leased hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s system size.

Adjusted interest

Adjusted interest is presented before exceptional items and the following items of interest which are recorded within the System Fund:
▪
Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
▪
Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax

Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and remeasurement gains/losses on contingent consideration.

Foreign exchange gains/losses vary year on year depending on the movement in exchange rates, and remeasurement gains/losses on contingent consideration and exceptional items also vary year on year. These can impact the current year’s tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year on year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses, change in remeasurement gains/losses on contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt

Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the leverage ratios with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Interim Financial Statements.

Adjusted EBITDA

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs.

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation.

Adjusted free cash flow, gross capital expenditure, net capital expenditure

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect the Group’s future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Adjusted free cash flow

Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of gross maintenance capital expenditure; (3) the exclusion of cash flows relating to exceptional items; and (4) where cash flows are split between categories in the Group statement of cash flows, cash flows from investing or financing activities may be included or excluded in adjusted free cash flow to maintain consistency of the measure. This includes: (a) the inclusion of the principal element of lease payments; (b) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (c) the exclusion of interest receipts related to owner loans within net cash from operating activities (d) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; (e) the inclusion of payments and repayments related to investments supporting the Group’s insurance activities; (f) the inclusion of finance lease income relating to sub-leases where payments on the headlease are included in (a); (g) the exclusion of any lease incentives recorded within operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders. It is a key component in measuring the ongoing viability of our business and is a key reference point to our investment case.

Gross capital expenditure

Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group’s insurance activities and changes in bank accounts pledged as security. In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group’s outlay. The measure also excludes any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as key money, maintenance, recyclable or System Fund. Contract acquisition costs are defined as either key money or recyclable, depending on whether they form part of other recyclable investments, such as any difference between the face and market value of an owner loan on inception.

This disaggregation provides useful information as it enables users to distinguish between:
▪
Key money, which reflects amounts paid to owners to secure management and franchise agreements;
▪
Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned & leased hotels;
▪
System Fund capital investments which are strategic investments to drive growth at hotel level; and
▪
Recyclable investments, such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets, which are generally intended to be recoverable in the medium term and are to drive growth of the Group’s brands and expansion in primary markets.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure

Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group’s insurance activities, changes in bank accounts pledged as security, finance lease income and any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy.

Change in definitions to the 2025 Annual Report and Accounts

The definition of ‘underlying revenue', 'underlying operating profit' and 'underlying fee revenue growth' have been updated to quantify foreign exchange movements by restating current year measures at prior year exchange rates. Previously, underlying results were calculated by restating prior year measures at current year exchange rates. This change isolates the foreign exchange impact within the current year's reported results, while maintaining a consistent basis for comparison against the prior year. There is no impact on reported results or adjusted profit measures.

Revenue and operating profit non-GAAP reconciliations
Highlights for the 6 months ended 30 June

Reportable segments	Revenue			Operating profit

	2026	2025	%	2026	2025	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,659	2,519	5.6	671	623	7.7
System Fund and reimbursables	(1,404	(1,344	4.5	(9	(31	(71.0)
Operating exceptional items	–	–	–	3	12	(75.0)
	_____	_____	_____	_____	_____	_____
Reportable segments	1,255	1,175	6.8	665	604	10.1

Reportable segments analysed as:
Fee business	971	908	6.9	640	590	8.5
Owned & leased	270	255	5.9	20	18	11.1
Insurance activities	14	12	16.7	5	(4	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	1,255	1,175	6.8	665	604	10.1

Underlying revenue and underlying operating profit
	Revenue			Operating profit

	2026	2025	%	2026	2025	%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	1,255	1,175	6.8	665	604	10.1
Significant liquidated damages	–	(7	NMa	–	(7	NMa
Currency impact	(17	–	NMa	(6	–	NMa
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,238	1,168	6.0	659	597	10.4

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue and underlying fee operating profit
	Revenue			Operating profita

	2026	2025	%	2026	2025	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	971	908	6.9	640	590	8.5
Significant liquidated damages	–	(7	NMb	–	(7	NMb
Currency impact	(13	–	NMb	(7	–	NMb
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	958	901	6.3	633	583	8.6

Americas
	Revenue			Operating profita

	2026	2025	%	2026	2025	%
	$m	$m	change	$m	$m	change

Per financial statements	584	561	4.1	442	415	6.5

Reportable segments analysed as:
Fee business	493	475	3.8	415	394	5.3
Owned & leased	91	86	5.8	27	21	28.6
	_____	_____	_____	_____	_____	_____
	584	561	4.1	442	415	6.5

Reportable segments (see above)	584	561	4.1	442	415	6.5
Significant liquidated damages	–	(7	NMb	–	(7	NMb
Currency impact	(3	–	NMb	(2	–	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	581	554	4.9	440	408	7.8

Owned & leased included in the above	(91	(86	5.8	(27	(21	28.6
	_____	_____	_____	_____	_____	_____
Underlying fee business	490	468	4.7	413	387	6.7

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA
	Revenue			Operating profita

	2026	2025	%	2026	2025	%
	$m	$m	change	$m	$m	change

Per financial statements	391	368	6.3	141	128	10.2

Reportable segments analysed as:
Fee business	212	199	6.5	148	131	13.0
Owned & leased	179	169	5.9	(7)	(3)	133.3
	_____	_____	_____	_____	_____	_____
	391	368	6.3	141	128	10.2

Reportable segments (see above)	391	368	6.3	141	128	10.2
Currency impact	(8)	–	NMb	(2)	–	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	383	368	4.1	139	128	8.6

Owned & leased included in the above	(175)	(169)	3.6	6	3	100.0
	_____	_____	_____	_____	_____	_____
Underlying fee business	208	199	4.5	145	131	10.7

Greater China
	Revenue			Operating profita

	2026	2025	%	2026	2025	%
	$m	$m	change	$m	$m	change

Per financial statements	88	76	15.8	55	44	25.0

Reportable segments analysed as:
Fee business	88	76	15.8	55	44	25.0
	_____	_____	_____	_____	_____	_____
	88	76	15.8	55	44	25.0

Reportable segments (see above)	88	76	15.8	55	44	25.0
Currency impact	(4	–	NMb	(2	–	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	84	76	10.5	53	44	20.5

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	6 months ended 30 June 2026

	Americas	EMEAA	Greater China	Centrala	Total
Revenue $m
Reportable segments analysed as fee business (see above)	493	212	88	178	971
	_____	_____	_____	_____	_____
	493	212	88	178	971

Operating profit $m
Reportable segments analysed as fee business (see above)	415	148	55	22	640
	_____	_____	_____	_____	_____
	415	148	55	22	640

Fee margin %	84.2%	69.8%	62.5%	12.4%	65.9%

	6 months ended 30 June 2025

	Americas	EMEAA	Greater China	Centrala	Total
Revenue $m
Reportable segments analysed as fee business (see above)	475	199	76	158	908
Significant liquidated damages	(7)	–	–	–	(7)
	_____	_____	_____	_____	_____
	468	199	76	158	901

Operating profit $m
Reportable segments analysed as fee business (see above)	394	131	44	21	590
Significant liquidated damages	(7)	–	–	–	(7)
	_____	_____	_____	_____	_____
	387	131	44	21	583

Fee margin %	82.7%	65.8%	57.9%	13.3%	64.7%

a.
Central fee business revenue and operating profit as per note 3 to the Interim Financial Statements, and excludes revenue and operating profit from insurance activities of $14m and $5m, respectively (2025: $12m and $4m loss).

Net and gross capital expenditure reconciliation

	6 months ended 30 June
	2026			2025
	$m			$m
Net cash from investing activities	(73)			(147)
Adjusted for:
Contract acquisition costs, net of repayments	(98)			(87)
System Fund depreciation and amortisationa	33			39
Payment of deferred and contingent purchase consideration	14			–
Payments/(repayments) related to investments supporting the Group’s insurance activities	3			(8)
Purchase of brands	–			120
Finance lease receipts	(2)			(2)
	_____			_____
Net capital expenditure	(123)			(85)
Further adjusted for:
Other disposals and repayments	(2)			–
System Fund depreciation and amortisationa	(33)			(39)
	_____			_____
Gross capital expenditure	(158)			(124)

Analysed as:	Gross	Repaid	Net	Gross	Repaid	Net
Key money contract acquisition costs	(83)	–	(83)	(86)	–	(86)
Maintenance	(12)	–	(12)	(10)	–	(10)
Recyclable capital expenditure
Recyclable contract acquisition costs	(15)	–	(15)	(1)	–	(1)
Other recyclable investments	(27)	2	(25)	(8)	–	(8)
Capital expenditure: System Fund investments	(21)	33	12	(19)	39	20
	_____	_____	_____	_____	_____	_____
Total capital expenditure	(158)	35	(123)	(124)	39	(85)

a.
Excludes depreciation of right-of-use assets

Adjusted free cash flow reconciliation
	6 months ended 30 June

	2026	2025
	$m	$m

Net cash from operating activities	355	312
Adjusted for:
Purchase of shares by employee share trusts	(5)	–
Gross maintenance capital expenditure	(12)	(10)
Cash flows relating to exceptional items	7	4
Principal element of lease payments	(5)	(15)
Deferred and contingent purchase consideration	6	–
Recyclable contract acquisition costs	15	1
Repayments related to investments supporting the Group’s insurance activities	(3)	8
Finance lease receipts	2	2
	_____	_____
Adjusted free cash flow	360	302
	_____	_____

Adjusted interest reconciliation

	6 months ended 30 June

	2026	2025
		Re-presenteda
	$m	$m
Net financial expenses
Financial income	25	25
Financial expenses	(111)	(91)
	_____	_____
	(86)	(66)
Adjusted for:
Interest attributable to the System Fund	(20)	(25)
	_____	_____
Adjusted interest	(106)	(91)
	_____	_____

a.
An adjustment was previously made to remove foreign exchange gains presented within ‘financial income’. These are now reported separately in the Group Income Statement. This change does not affect the total adjusted interest.

Adjusted tax and tax rate reconciliation
	2026			2025
	Profit before tax $m	Tax $m	Tax rate	Profit before tax $m	Tax $m	Tax rate

Group income statement	578	(153)	26.5%	633	(164)	25.9%
Adjusted for:
Exceptional items	3	(1)		12	18
Foreign exchange losses/(gains)	7	1		(79)	8
System Fund	(9)	6		(31)	4
Interest attributable to the System Fund	(20)	–		(25)	–
Remeasurement losses on contingent purchase consideration	–	–		3	–
	_____	_____		_____	_____
Adjusted tax and tax rate	559	(147)	26.3%	513	(134)	26.1%

Adjusted earnings per ordinary share reconciliation

	6 months ended 30 June

	2026	2025
	$m	$m
Profit available for equity holders	425	469
Adjusting items:
System Fund and reimbursable result	(9)	(31)
Interest attributable to the System Fund	(20)	(25)
Operating exceptional items	3	12
Remeasurement losses on contingent purchase consideration	–	3
Foreign exchange losses/(gains)	7	(79)
Tax attributable to the System Fund	6	4
Tax on foreign exchange losses/gains	1	8
Tax exceptional items	(1)	18
	_____	_____
Adjusted earnings	412	379

Basic weighted average number of ordinary shares (millions)	150.0	156.3
Adjusted earnings per ordinary share (cents)	274.7	242.5

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties that could substantially affect IHG’s business and results are set out on pages 48 to 53 of the IHG Annual Report and Form 20-F 2025 (the 2025 Annual Report).

Our Board and management continue to regularly review our principal risks and uncertainties, opportunities and emerging risks, risk management and internal control arrangements, considering a range of developments across the operating environment, including geopolitical instability particularly the ongoing conflict in the Middle East (and related disruption to regional travel flows, impact on supply chains, energy markets, inflation and interest rates), evolving legislative and regulatory developments, continuing cybersecurity threats and the rapid pace of technology development across the travel and hospitality sector.

While these developments have affected the level of uncertainty associated with, and the interactions between, a number of the Group's principal risks, the Board considers that the principal risks and uncertainties which the Group faces in relation to the achievement of our objectives for the remainder of 2026, summarised below, remain substantively unchanged from those disclosed in the 2025 Annual Report:

▪
Guest preferences or loyalty for IHG branded hotel experiences and channels
▪
Owner preferences for, or ability to invest in, our brands
▪
Talent and capability attraction, retention and development
▪
Data and information usage, storage, security and transfer
▪
Ethical and social expectations
▪
Legal, regulatory and contractual complexity or litigation exposures
▪
Supply chain efficiency and resilience (including corporate and hotel products and services)
▪
Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)
▪
Our ability to deliver technological or digital performance or innovation at scale and speed
▪
The impact of climate-related physical and transition risks

These principal risks and uncertainties are supported by a broader description of risk factors set out on pages 264 to 271 of the 2025 Annual Report.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2026.

GOING CONCERN

As at 30 June 2026, the Group had total liquidity of $2,298m, comprising $1,500m of undrawn bank facilities and $798m of cash and cash equivalents (net of overdrafts and restricted cash). There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included in note 1 to the Interim Financial Statements.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2027. Accordingly, they continue to adopt the going concern basis in preparing the Interim Financial Statements.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:
▪
The condensed set of Financial Statements has been prepared in accordance with UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority;
▪
The interim management report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
▪
The interim management report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Elie Maalouf	Michael Glover

Chief Executive Officer	Chief Financial Officer

10 August 2026	10 August 2026

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2026

	2026	2025
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Revenue from fee business	971	908
Revenue from owned & leased hotels	270	255
Revenue from insurance activities	14	12
System Fund and reimbursable revenues	1,404	1,344
	_____	_____
Total revenue (notes 3 and 4)	2,659	2,519

Cost of sales and administrative expenses	(550)	(527)
System Fund and reimbursable expenses	(1,395)	(1,313)
Insurance expenses	(9)	(16)
Share of profits of associates and joint ventures	3	3
Other operating income	6	4
Depreciation and amortisation	(32)	(33)
Impairment loss on financial assets	(11)	(14)
	_____	_____
Operating profit (note 3)	671	623

Operating profit analysed as:
Operating profit before System Fund, reimbursables and exceptional items	665	604
System Fund and reimbursable result	9	31
Operating exceptional items (note 5)	(3)	(12)
	_____	_____
	671	623

Financial income	25	25
Financial expenses	(111)	(91)
Foreign exchange (losses)/gains	(7)	79
Remeasurement of contingent purchase consideration	–	(3)
	_____	_____
Profit before tax	578	633

Tax (note 6)	(153)	(164)
	_____	_____
Profit for the period	425	469
	_____	_____
Attributable to:	¯¯¯¯	¯¯¯¯
Equity holders of the parent	425	469
Non-controlling interest	–	–
	_____	_____
	425	469
	_____	_____
Earnings per ordinary share (note 8)	¯¯¯¯	¯¯¯¯
Basic	283.3¢	300.1¢
Diluted	281.3¢	297.2¢

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2026

	2026	2025
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Profit for the period	425	469

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, including related tax charge of $9m (2025: $4m credit)	(79)	163
(Losses)/gains on net investment hedges	(7)	42
Costs of hedging	2	5
Hedging losses/(gains) reclassified to financial expenses	103	(179)
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $1m (2025: $2m charge)	16	(156)
	_____	_____
	35	(125)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	(1)	–
	_____	_____
	(1)	–
	_____	_____
Total other comprehensive income/(loss) for the period	34	(125)
	_____	_____
Total comprehensive income for the period	459	344
	_____	_____
	¯¯¯¯	¯¯¯¯
Attributable to:
Equity holders of the parent	459	344
Non-controlling interest	–	–
	_____	_____
	459	344
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2026

	Six months ended 30 June 2026

	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	145	(2,584)	(302)	5	(2,736)

Total comprehensive income for the period	–	34	425	–	459
Repurchase of shares, including taxes and transaction costs	(1)	1	(553)	–	(553)
Transfer of treasury shares to employee share trusts	–	(2)	2	–	–
Release of own shares by employee share trusts	–	49	(49)	–	–
Equity-settled share-based cost	–	–	38	–	38
Tax related to share schemes	–	–	8	–	8
Equity dividends paid	–	–	(189)	(1)	(190)
Exchange and other adjustments	(2)	2	–	–	–
	_____	_____	_____	_____	_____
At end of the period	142	(2,500)	(620)	4	(2,974)
	_____	_____	_____	_____	_____
	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯

	Six months ended 30 June 2025

	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	137	(2,483)	34	4	(2,308)

Total comprehensive income for the period	–	(125)	469	–	344
Repurchase of shares, including taxes and transaction costs	(1)	1	(531)	–	(531)
Transfer of treasury shares to employee share trusts	–	(1)	1	–	–
Release of own shares by employee share trusts	–	52	(52)	–	–
Equity-settled share-based cost	–	–	36	–	36
Tax related to share schemes	–	–	(1)	–	(1)
Equity dividends paid	–	–	(180)	–	(180)
Exchange and other adjustments	13	(13)	–	–	–
	_____	_____	_____	_____	_____
At end of the period	149	(2,569)	(224)	4	(2,640)
	_____	_____	_____	_____	_____
	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯
*Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.

All items within total comprehensive income are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2026
	2026	2025
	30 June	31 December

	$m	$m
ASSETS
Goodwill and other intangible assets	1,136	1,155
Property, plant and equipment	144	148
Right-of-use assets	250	269
Investment in associates and joint ventures	58	55
Retirement benefit assets	3	3
Other financial assets	236	211
Derivative financial instruments	113	120
Deferred compensation plan investments	337	316
Trade and other receivables	21	19
Deferred tax assets	129	146
Contract costs	112	103
Contract assets	813	751
	_____	_____
Total non-current assets	3,352	3,296
	_____	_____
Inventories	4	5
Trade and other receivables	942	833
Current tax receivable	42	27
Other financial assets	6	3
Cash and cash equivalents	825	1,129
Contract costs	6	5
Contract assets	51	47
	_____	_____
Total current assets	1,876	2,049
	_____	_____
Total assets	5,228	5,345
	_____	_____
LIABILITIES	¯¯¯¯	¯¯¯¯
Loans and other borrowings	(1,046)	(478)
Lease liabilities	(32)	(28)
Derivative financial instruments	(8)	–
Trade and other payables	(769)	(676)
Deferred revenue	(894)	(829)
Provisions	(18)	(21)
Insurance liabilities	(15)	(16)
Tax payable	(42)	(52)
	_____	_____
Total current liabilities	(2,824)	(2,100)
	_____	_____
Loans and other borrowings	(3,101)	(3,723)
Lease liabilities	(362)	(378)
Derivative financial instruments	(10)	(12)
Retirement benefit obligations	(67)	(69)
Deferred compensation plan liabilities	(337)	(316)
Trade and other payables	(67)	(69)
Deferred revenue	(1,364)	(1,340)
Provisions	(23)	(22)
Insurance liabilities	(25)	(29)
Deferred tax liabilities	(22)	(17)
Tax payable	–	(6)
	_____	_____
Total non-current liabilities	(5,378)	(5,981)
	_____	_____
Total liabilities	(8,202)	(8,081)
	_____	_____
	¯¯¯¯	¯¯¯¯
Net liabilities	(2,974)	(2,736)
	_____	_____
EQUITY	¯¯¯¯	¯¯¯¯
IHG shareholders’ equity	(2,978)	(2,741)
Non-controlling interest	4	5
	_____	_____
Total equity	(2,974)	(2,736)
	_____	_____
	¯¯¯¯	¯¯¯¯
INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2026

	2026	2025
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Profit for the period	425	469
Adjustments reconciling profit for the period to cash flow from operations (note 9)	176	74
	_____	_____
Cash flow from operations	601	543
Interest paid	(92)	(67)
Interest received	17	19
Deferred and contingent purchase consideration paid (note 12)	(6)	–
Tax paid (note 6)	(165)	(183)
	_____	_____
Net cash from operating activities	355	312
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(10)	(11)
Purchase of brands	–	(120)
Purchase of other intangible assets	(23)	(21)
Investment in associates and joint ventures	(3)	(5)
Investment in other financial assets	(27)	(3)
Deferred and contingent purchase consideration paid (note 12)	(14)	–
Repayments of other financial assets	2	8
Finance lease receipts	2	2
Other investing cash flows	–	3
	_____	_____
Net cash from investing activities	(73)	(147)
	_____	_____
Cash flow from financing activities
Repurchase of shares, including taxes and transaction costs	(375)	(425)
Purchase of own shares by employee share trusts	(5)	–
Dividends paid to shareholders (note 7)	(189)	(180)
Dividend paid to non-controlling interest	(1)	–
Principal element of lease payments (note 11)	(5)	(15)
Other financing cash flows	–	6
	_____	_____
Net cash from financing activities	(575)	(614)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	(293)	(449)
Cash and cash equivalents, net of overdrafts, at beginning of the period	1,126	991
Exchange rate effects	(11)	47
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	822	589
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS
1.	Basis of preparation
These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and UK-adopted IAS 34 ‘Interim Financial Reporting’. They have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (‘the Group’ or ‘IHG’) Annual Report and Form 20-F for the year ended 31 December 2025.

Consistent with the latest Annual Report, foreign exchange gains or losses are presented on a separate line in the Group income statement and related notes to the financial statements. The 2025 amount was previously presented within ‘Financial income' in the Group income statement and in 'Net financial income/(expenses)' in the related notes to the Interim Financial Statements.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council.

Financial information for the year ended 31 December 2025 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and which have been filed with the Registrar of Companies. The report of the auditor was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

There are no changes in the Group’s critical judgements, estimates and assumptions from those disclosed in the 2025 Annual Report and Form 20-F. The Group will adopt IFRS 18 (Presentation and Disclosure in Financial Statements) with effect from 1 January 2027. The key impacts of the standard were set out in the 2025 Annual Report and Form 20-F. Work to conclude on the revised presentation and restated comparative periods will continue for the remainder of 2026.

Going concern

The period to 31 December 2027 has been used to complete the going concern assessment.

In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a ‘Base Case’ scenario, as prepared by management, which assumes Global RevPAR in 2026 and 2027 continues to grow in line with market expectations. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, impairment testing and for assessing recoverability of deferred tax assets.

In addition, the Directors have reviewed a ‘Severe Downside Case’ reflecting a severe but plausible scenario, equivalent to the market conditions experienced during the 2008/2009 global financial crisis, in which RevPAR declines by 17% for twelve months before recovering by 5% in the second half of 2027. A ‘Combined Scenario’ has also been considered, modelling the Severe Downside Case in conjunction with a significant cash flow impact from a one-off event, such as a cybersecurity incident.

Principal risks that could materially affect RevPAR are captured within the Severe Downside Case, while other risks with the potential to cause a substantial one-off impact on cash flow – such as a cybersecurity event – are addressed in the Combined Scenario. Climate risks are not considered to have a significant impact over the period of assessment.
The Group enters the assessment period with substantial liquidity at 30 June 2026 of $2,298m, comprising $798m of cash and cash equivalents (net of overdrafts and restricted cash) and $1,500m of undrawn bank facility. There are two bond maturities in the period under consideration, £350m in August 2026 and €500m in May 2027. No new funding is assumed in the period under review.

Under the Base Case and Severe Downside Case there is significant liquidity available to absorb multiple additional risks and uncertainties. Under the Combined Scenario there is a lower level of liquidity, however, the Directors also reviewed a number of actions that could be taken, if required, to reduce discretionary spend, creating substantial additional liquidity.

The Directors reviewed a reverse stress test scenario to determine what other events could create a scenario which would exhaust the liquidity in the Combined Scenario. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained impact required.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue in operation and meet its liabilities as they fall due until least 31 December 2027. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2.	Exchange rates
		2026	2026	2025	2025
		30 June	30 June	30 June	31 December
		Average	Closing	Average	Closing
	$1 equivalent
	Sterling	£0.74	£0.76	£0.77	£0.74
	Euro	€0.86	€0.88	€0.92	€0.85

3.	Segmental information

	Revenue
	Six months ended 30 June	2026	2025
		$m	$m

	Americas	584	561
	EMEAA	391	368
	Greater China	88	76
	Central	192	170
		_____	_____
	Revenue from reportable segments	1,255	1,175
	System Fund and reimbursable revenues	1,404	1,344
		_____	_____
	Total revenue	2,659	2,519
		_____	_____
		¯¯¯¯	¯¯¯¯

Profit
Six months ended 30 June	2026	2025
	$m	$m

Americas	442	415
EMEAA	141	128
Greater China	55	44
Central	27	17
	_____	_____
Operating profit from reportable segments	665	604
System Fund and reimbursable result	9	31
Operating exceptional items (note 5)	(3)	(12)
	_____	_____
Operating profit	671	623
Net financial expenses	(86)	(66)
Foreign exchange (losses)/gains	(7)	79
Remeasurement of contingent purchase consideration	–	(3)
	_____	_____
Profit before tax	578	633
	_____	_____
	¯¯¯¯	¯¯¯¯

4.	Revenue
	Six months ended 30 June 2026
		Americas	EMEAA	Greater China	Central	Group
		$m	$m	$m	$m	$m

	Franchise and base management fees	486	152	69	–	707
	Incentive management fees	7	60	19	–	86
	Central revenue	–	–	–	178	178
		_____	_____	_____	_____	_____
	Revenue from fee business	493	212	88	178	971

	Revenue from owned & leased hotels	91	179	–	–	270
	Revenue from insurance activities	–	–	–	14	14
		_____	_____	_____	_____	_____
		584	391	88	192	1,255

	System Fund revenues					891
	Reimbursable revenues					513
						_____
	Total revenue					2,659
						_____
						¯¯¯¯

Six months ended 30 June 2025
	Americas	EMEAA	Greater China	Central	Group
	$m	$m	$m	$m	$m

Franchise and base management fees	468	137	60	–	665
Incentive management fees	7	62	16	–	85
Central revenue	–	–	–	158	158
	_____	_____	_____	_____	_____
Revenue from fee business	475	199	76	158	908

Revenue from owned & leased hotels	86	169	–	–	255
Revenue from insurance activities	–	–	–	12	12
	_____	_____	_____	_____	_____
	561	368	76	170	1,175

System Fund revenues					832
Reimbursable revenues					512
					_____
Total revenue					2,519
					_____
					¯¯¯¯

5.	Operating exceptional items
	Six months ended 30 June	2026	2025
		$m	$m

	Global efficiency programme	(3)	(3)
	Commercial litigation and disputes	–	(9)
		_____	_____
	Operating exceptional items	(3)	(12)
		_____	_____
		¯¯¯¯	¯¯¯¯
	Operating exceptional items analysed as:
	Americas	(1)	(1)
	EMEAA	(1)	(10)
	Central	(1)	(1)
		_____	_____
		(3)	(12)
		_____	_____
		¯¯¯¯	¯¯¯¯
Global efficiency programme
Comprises costs incurred in the ongoing delivery of a global efficiency programme, designed to achieve incremental cost base efficiencies and effectiveness. The costs, included within 'Cost of sales and administrative expenses' in the Group income statement, are presented as exceptional because they relate to a comprehensive programme and therefore do not reflect normal, ongoing costs of the business. An additional $3m was charged to the System Fund for the period to 30 June 2026 (2025: $4m). Further exceptional costs are expected to be incurred to complete the programme in the second half of 2026.

Commercial litigation and disputes
From time to time, the Group is subject to legal proceedings, the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The 2025 charge related to the EMEAA region and included legal costs. The costs, included within ‘Cost of sales and administrative expenses’ in the Group income statement, were presented as exceptional reflecting the quantum of the costs and nature of the disputes.

6.	Tax
	Six months ended 30 June	2026	2025
		$m	$m

	Current tax	147	154
	Deferred tax	6	10
		_____	_____
	Tax charge	153	164
		_____	_____
	Further analysed as:	¯¯¯¯	¯¯¯¯
	UK tax	16	24
	Foreign tax	137	140
		_____	_____
		153	164
		_____	_____
		¯¯¯¯	¯¯¯¯
Tax has been calculated by first applying a blended effective tax rate of 26% (2025: 26%) to the Group’s profits excluding those in respect of the System Fund, exceptional items, foreign exchange gains and losses and movements in contingent consideration. Added to this are any taxes arising in respect of the actual results of the System Fund, exceptional items, foreign exchange gains and losses and movements in contingent consideration.

The blended effective rate applied to the Group’s profits represents the weighting of the annual effective tax rates of the Group’s key territories using corporate income tax rates and laws substantively enacted at 30 June 2026 to provide the best estimate for the full financial year.

The tax charge includes the following exceptional items:
Tax on operating exceptional items	(1)	(3)
Exceptional tax charge	–	21
	_____	_____
Tax exceptional items	(1)	18
	_____	_____
	¯¯¯¯	¯¯¯¯
Tax on operating exceptional items
Comprises the tax effects of the operating exceptional items in note 5.

Exceptional tax
In 2025, the exceptional tax charge represented a $21m deferred tax charge following the completion of an intra-group restructuring transaction, which otherwise has had no impact on the consolidated financial statements. This was presented as exceptional due to its size and non-recurring nature.

Tax paid
Total tax paid (net of refunds) was $165m (2025: $183m).

Deferred tax
The deferred tax asset of $129m (31 December 2025: $146m) comprises $80m (31 December 2025: $92m) in the UK and $49m (31 December 2025: $54m) in respect of other territories. The deferred tax asset has been recognised based upon long-range forecasts which are consistent with those used in the going concern assessment.

7.	Dividends and shareholder returns
	Six months ended 30 June	2026		2025
		cents per share	$m	cents per share	$m

	Paid during the period	125.9	189	114.4	180
		_____	_____	_____	_____
	Declared for the interim period	64.5	96	58.6	90
		_____	_____	_____	_____
		¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯
Following completion of the $900m share buyback programme in 2025, in February 2026 the Board approved a further $950m share buyback programme to be completed in 2026. The Company's authority to repurchase shares was renewed by the shareholders at the Annual General Meeting held on 7 May 2026.

In the six months ended 30 June 2026, 2.7m shares were repurchased (and subsequently cancelled) for a total cost of $400m (including taxes and transaction costs), of which $375m was paid in the period.

Total liabilities of $178m are recognised within current trade and other payables for the 2026 share buyback programme, comprising $25m for shares purchased on or before 30 June and $153m reflecting the unavoidable contractual cost of shares to be repurchased at 30 June 2026.

8.	Earnings per ordinary share
	Six months ended 30 June	2026	2025

	Basic earnings per ordinary share
	Profit available for equity holders ($m)	425	469
	Basic weighted average number of ordinary shares (millions)	150.0	156.3
	Basic earnings per ordinary share (cents)	283.3	300.1
		_____	_____
		¯¯¯¯	¯¯¯¯
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	425	469
	Diluted weighted average number of ordinary shares (millions)	151.1	157.8
	Diluted earnings per ordinary share (cents)	281.3	297.2
		_____	_____
		¯¯¯¯	¯¯¯¯
	Diluted weighted average number of ordinary shares is calculated as:
		2026	2025
		millions	millions

	Basic weighted average number of ordinary shares	150.0	156.3
	Dilutive potential ordinary shares	1.1	1.5
		_____	_____
		151.1	157.8
		_____	_____
		¯¯¯¯	¯¯¯¯

9.	Reconciliation of profit for the period to cash flow from operations
	Six months ended 30 June	2026	2025
		$m	$m

	Profit for the period	425	469
	Adjustments for:

	Net financial expenses	86	66
	Foreign exchange losses/(gains)	7	(79)
	Remeasurement of contingent purchase consideration	–	3
	Tax charge	153	164

	Operating profit adjustments:
	Impairment loss on financial assets	11	14
	Operating exceptional items	3	12
	Depreciation and amortisation	32	33
		_____	_____
		46	59

	Contract assets deduction in revenue	28	23
	Share-based payments cost	28	24
	Share of profits of associates and joint ventures	(3)	(3)
		_____	_____
		53	44

	System Fund adjustments:
	Depreciation and amortisation	33	40
	Impairment loss on financial assets	10	12
	Share-based payments cost	14	13
	Share of losses of associates	–	1
		_____	_____
		57	66

	Working capital and other adjustments:
	Increase in deferred revenue	85	113
	Changes in working capital	(199)	(259)
	Other net adjustments	(7)	(12)
		_____	_____
		(121)	(158)

	Cash flows relating to operating exceptional items	(7)	(4)
	Contract acquisition costs, net of repayments	(98)	(87)
		_____	_____
	Total adjustments	176	74
		_____	_____
	Cash flow from operations	601	543
		_____	_____
		¯¯¯¯	¯¯¯¯
Dividends received from associates and joint ventures of $9m (2025: $2m) are included within 'Other net adjustments'.

10.	Net debt
		2026	2025
		30 June	31 December
		$m	$m

	Cash and cash equivalents	825	1,129
	Loans and other borrowings – current	(1,046)	(478)
	Loans and other borrowings – non-current	(3,101)	(3,723)
	Lease liabilities – current	(32)	(28)
	Lease liabilities – non-current	(362)	(378)
	Principal amounts payable on maturity of derivative financial instruments	53	145
		_____	_____
	Net debt*	(3,663)	(3,333)
		_____	_____
		¯¯¯¯	¯¯¯¯
	* See ‘Key performance measures and non-GAAP measures’.

In the Group statement of cash flows, cash and cash equivalents is presented net of $3m bank overdrafts (31 December 2025: $3m). Cash and cash equivalents includes $24m (31 December 2025: $27m) with restrictions on use.

Revolving Credit Facility (RCF)
The revolving credit facility matures in 2030. A variable rate of interest is payable on amounts drawn. There were no amounts drawn as at 30 June 2026 nor 31 December 2025. There were no amounts drawn during the period (maximum amount drawn in year to 31 December 2025: $75m).

11.	Movement in net debt
	Six months ended 30 June	2026	2025
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(293)	(449)
	Add back financing cash flows in respect of other components of net debt:

	Principal element of lease payments	5	15
		_____	_____
	Increase in net debt arising from cash flows	(288)	(434)

	Other movements:
	Lease liabilities	5	(4)
	Increase in accrued interest	(55)	(43)
	Exchange adjustments	11	(96)
	Other adjustments	(3)	(2)
		_____	_____
		(42)	(145)
		_____	_____
	Increase in net debt	(330)	(579)

	Net debt at beginning of the period	(3,333)	(2,782)
		_____	_____
	Net debt at end of the period	(3,663)	(3,361)
		_____	_____
		¯¯¯¯	¯¯¯¯

12.	Financial instruments
	Accounting classification and fair value hierarchy
		Hierarchy of fair value measurement	Fair value	Amortised cost	Not categorised as a financial instrument	Total
			$m	$m	$m	$m
	Financial assets
	Other financial assets	1,3	163	79	–	242
	Cash and cash equivalents	1	280	545	–	825
	Derivative financial instruments	2	113	–	–	113
	Deferred compensation plan investments	1	337	–	–	337
	Trade and other receivables	–	–	866	97	963

	Financial liabilities
	Derivative financial instruments	2	(18)	–	–	(18)
	Deferred compensation plan liabilities	1	(337)	–	–	(337)
	Loans and other borrowings	–	–	(4,147)	–	(4,147)
	Trade and other payables	3	(39)	(742)	(55)	(836)

Other financial assets measured at fair value comprise $38m categorised as level 1 and $125m as level 3.

There were no transfers between Level 1, Level 2 and Level 3 fair value measurements during the period.

Level 3 reconciliation

	Other financial assets	Trade and other payables
	$m	$m
At 1 January 2026	125	(79)
Unrealised changes in fair value	–	1
Reclassifications to amortised cost	–	19
Payments and disposals	–	20
	_____	_____
At 30 June 2026	125	(39)
	_____	_____
	¯¯¯¯	¯¯¯¯
Valuation techniques
The valuation techniques and types of input applied by the Group for the six months ended 30 June 2026 are consistent with those disclosed within the 2025 Annual Report and Form 20-F. Changes in reported amounts are primarily caused by payments made and received, changes to contractual agreements, changes in market inputs (such as discount rates) and the impact of the time value of money.

Other financial assets - Equity securities and loan assets
Equity securities measured at fair value and categorised as level 3 total $89m (31 December 2025: $91m), of which $85m are classified as fair value through other comprehensive income and $4m as fair value through profit or loss. The significant unobservable inputs used to determine the fair value of unquoted equity securities are RevPAR growth, pre-tax discount rate (which ranged from 6.4% to 10.0%) and a non-marketability factor (which ranged from 20.0% to 30.0%). There is no material sensitivity arising from changes in assumptions.

Loan assets totalling $36m (31 December 2025: $34m) do not meet the criteria to be measured at amortised cost and are therefore measured at fair value through profit or loss. The amount recognised is the discounted value of the total expected amount receivable, discounted using unobservable interest rates for loans with similar term and risk. There is no material sensitivity arising from changes in interest rates.

Trade and other payables - Contingent purchase consideration
Regent
Trade and other payables classified as fair value through profit and loss relates to contingent purchase consideration on business combinations. It comprises the present value of the expected amounts payable on exercise of put and call options over the remaining shareholding in Regent. During the period, the Group exercised an option to acquire a further 25% of the shareholding for $39m. $20m was paid in the first half of 2026 and the remaining $19m has been reclassified to deferred consideration, included within current trade and other payables measured at amortised cost. Of the amount paid, $14m is reported within cash flow from investing activities in the Group statement of cash flows, being the original estimate of fair value on acquisition. $6m is reported within cash flows from operating activities, being the increase in the liability since acquisition. The closing contingent consideration balance is the fair value of the remaining 24% shareholding, which is expected to be acquired in 2028 for $42m. The fair value is not materially sensitive to reasonable changes in assumptions.

Ruby
Trade and other payables measured at amortised cost includes contingent purchase consideration on asset acquisitions of $20m (31 December 2025: $19m). On 17 February 2025, the Group acquired the Ruby brand and related intellectual property at a cost of €129m ($136m), including the fair value of contingent purchase consideration at the acquisition date of €15m ($16m). The contingent purchase consideration comprises the present value of amounts expected to be payable, contingent on the number of Ruby branded rooms operated by the seller at the end of 2029 and 2034. The range of possible undiscounted payments is nil to €181m ($206m). The liability is subject to remeasurement at each reporting date, discounted at the rate determined on acquisition. The significant unobservable input is the expected number of rooms operated by the seller at 31 December 2029 and 2034. If the expected room count were to increase or decrease by 25%, the amount of contingent consideration at 30 June 2026 would increase/decrease by $27m and $20m, respectively.

Changes in the value of contingent purchase consideration are recognised on the face of the Group income statement below operating profit.

Fair value of other financial instruments
The Group also holds a number of financial instruments which are not measured at fair value in the Group statement of financial position. With the exception of the Group’s bonds, their fair values are not materially different to their carrying amounts, since the interest receivable or payable is either close to current market rates or the instruments are short-term in nature. The Group’s bonds, which are classified as Level 1 fair value measurements, have a carrying value of $4,144m and a fair value of $4,065m.

The Group did not measure any material financial assets or liabilities at fair value on a non-recurring basis during the period to 30 June 2026.

13.	Contingencies and guarantees
From time to time, the Group is subject to legal proceedings, the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability.

The Group has issued financial guarantee contracts of up to $26m (31 December 2025: $26m). The carrying amount of these guarantees was $nil in all periods presented.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Our conclusion
We have reviewed InterContinental Hotels Group PLC’s condensed consolidated interim financial statements (the “interim financial statements”) in the Half Year Results of InterContinental Hotels Group PLC for the 6 month period ended 30 June 2026 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:
▪
the group statement of financial position as at 30 June 2026;
▪
the group income statement and the group statement of comprehensive income for the period then ended;
▪
the group statement of cash flows for the period then ended;
▪
the group statement of changes in equity for the period then ended; and
▪
the explanatory notes to the interim financial statements.

The interim financial statements included in the Half Year Results of InterContinental Hotels Group PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

RESPONSIBILITIES FOR THE INTERIM FINANCIAL STATEMENTS AND THE REVIEW

Our responsibilities and those of the directors
The Half Year Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Half Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the Half Year Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half Year Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report.

Use of this report
This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
Birmingham
10 August 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	11 August 2026